Liberty Global Ltd.
(Commission File No.: 001-35961)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

The following is a transcript of the Capital Markets Day presentation by Sunrise’s management team, who presented Sunrise’s operating strategy and financial outlook to investors and analysts on September 9, 2024.
CORPORATE PARTICIPANTS
Michael T. Fries – CEO of Liberty Global
André Krause – CEO of Sunrise
Christoph Richartz – CCO Main Brand of Sunrise
Stefan Fuchs – CCO Flanker Brand of Sunrise
Thorsten Haeser – CBO of Sunrise
Elmar Grasser – CTO of Sunrise
Anna Maria Blengino – CIO of Sunrise
Jany Fruytier – CFO of Sunrise
Alex Herrmann – VP, IR of Sunrise
SUNRISE, SWITZERLAND’S PREMIUM AND SCALED CHALLENGER – PRIMED FOR GROWTH & CASH RETURNS
Andre Krause, CEO of Sunrise
A very warm welcome here in Zurich to everybody in the room, and also very warm welcome for our remote audience out there on your screens and on our screen. My name is Andre Kause and I'm very proud to host our first Capital Markets Day as the coming standalone business that also will be listed soon.
Now for me it's the second time to bring Sunrise public, and the first time was back in 2015. What I can tell you is today we are not only bigger, but we are also better. We have a lot of content compiled for today, which we will go through in the next 3 1/2 hours.
But before we get into that, the three key messages that I want you all to take away is the following ones. Firstly, the Swiss telecoms market is an attractive place to operate in.
Secondly, Sunrise is not only uniquely positioned, but also ready to tackle the existing and future pockets of growth in our market.

And thirdly, that will enable robust free cash flows that will also drive attractive and progressive dividend returns for shareholders, while at the same time further delivering our business.
Now before we move in, let me also introduce my team, which are all here today, and as you can see from the slide, we have a wealth of experience in our top management team. We have for each and everybody between 11 and 31 years of industry experience, not only in Switzerland but also outside of Switzerland and not only within Sunrise but also through a variety of telecom operators in Europe.
Now if I quickly go through, you can see next to myself. You see Jany, our CFO, Christoph, who is running our consumer main brand, Stefan, who runs our flanker brands. Thorsten, who recently joined us in this running our business segment, then Elmar, our CTO, Anna Maria, who is our CIO? And then also Tobias, who is our Chief People Officer and Marcel who is our general counsel.
I'm really happy to have such a great team next to me because alone of course, all of this is not possible, and when I mean alone is of course also not only our management team, but it's also talking about the 2,500 employees that on a day-by-day basis are with us to drive this business forward.
I hope throughout the day we can actually show you the dedication and focus and commitment that we have as a team to actually deliver great results going forward.
Before we actually get into it, let me show you the agenda of the day. We're going to start with some reintroduction messages from myself. Then we're going to go through the business overview where we will show you all of our top line segments. And then we're going to have Q&A followed by a break. Then we have network and it, sustainability and governance followed by a second Q&A section, and then we're going to talk about our financial overview and also about the transaction that is upcoming next, followed by a third and final Q&A before we then have some closing remarks at the end of the day.
Now, before we actually move on, I would also like to give you a message and show you a message that Mike Fries our current Liberty Global CEO and our coming chairman of Sunrise had put together as an opening remark for today.

Mike Fries, CEO of Liberty Global [via video]
Thanks, Andre, and I'm very excited to be kicking off this event with some brief remarks before handing it right back to you. It goes without saying that this is a big moment for Liberty Global and our shareholders. As most of you are probably aware, we've been operating in the Swiss market for nearly 20 years. Over that time frame, we have a long track record of investment and innovation, culminating in our combination of Sunrise and UPC four years ago.

With access to the best fixed networks in the country and a world class mobile platform, Sunrise is now the leading national challenger and a true convergence champion in one of Europe's best telecom markets.
And as you'll learn today, the company is extremely well positioned for continued growth, free cash flow generation, a healthy dividend and additional deleveraging over time, which is why the timing is right for this transaction to spin off 100% of the company to Liberty Global shareholders.
As we've discussed many times over the last six months, this is a key step in our strategy to unlock value by allowing Liberty Global shareholders and new investors to directly participate in their future growth and upside of the Sunrise business.
John Malone and I are excited to be substantial investors in Sunrise moving forward, and I'm honored to chair a board of seven directors consisting of outstanding Swiss and European based leaders from the Telecom and media sectors, including two directors who previously sat on the Sunrise board, Thomas Meyer and Ingrid Deltenre, a former Swisscom board member Catherine Mühlemann, McKinsey's global leader for consumer tech and media, Adam Bird, the CEO of the UK's largest mobile company and leading broadband provider, Luke Schüler, and Liberty Global CTO Enrique Rodriuez.
Their full bios were included in the press release on August 26th, and I encourage you to familiarize yourself with this group.
One quick programming note before I hand it back over. The goal of today's presentation and Q&A is to dig deep into the strategic operating and financial drivers of the competitiveness and value creation for Sunrise. We realized that our F-4 filing has been public for a couple of weeks now, and we suspect many of you might have questions about the more technical and legal elements of this transaction. In order to keep the focus today squarely on Sunrise, we will be hosting a follow-up investor call tomorrow to review the legal, financial and tax-related details of the spin-off itself and address any questions you may have on those topics. So, if you can hold those questions for 24 hours, we'll be sure they're addressed in full.
Now it's my distinct pleasure to say a few words about Andre. Andre, who was familiar to many of you, has more than 26 years of experience in the telecom industry, including 13 years at Sunrise, where he oversaw the company's IPO in 2015 as CFO and has served as CEO since 2020.
There is no doubt that when we bought Sunrise, one of the key strategic benefits was bringing Andre into the group. Together with his team, he has led the company through the successful integration of Sunrise and UPC, delivering on synergies and setting the company up for continued success. So, thank you for your attendance today in Zurich and virtually, and with that, I'll hand it back to you, Andre. Take care.

Andre Krause, CEO of Sunrise
Yeah. Thank you, Mike, and I have to say I'm very pleased that John and Mike are very committed to the Sunrise story going forward, and I'm also very happy that Mike has decided to chair our board going forward, which will give us a lot of continuation and also a lot of experience into our board.
Now I talked about three things, and I would like to in my opening remarks also talk about why is it an attractive market that we are operating in, how are we uniquely positioned and also how will that drive attractive financials going forward? So, if we look back to 2020 when we merged Sunrise and UPC into one business, that was really a start when we had a mainly mobile-driven Sunrise and a mainly fixed-driven UPC business that we integrated into an FMC business that operates on great infrastructures, has great scale across all segments. We harmonized brands over the past couple of years, and we did a lot of integration work when it comes to system organization and also product portfolios going forward. Now as such, we are now really ready for the spin off to happen, and the spin-off will give an opportunity for investors to participate in our forward journey as a business and also to get access to an attractive Swiss telecoms business going forward.
We are enhancing our shareholder base through the transaction, and we will also provide the fully distributed valuation for Liberty Global and also for Sunrise shareholders going forward.
Now we are starting off from a strong starting position as a business. We have CHF3 billion of revenues, well distributed over our mobile and our fixed business and our B2B segment that converts into CHF1 billion of EBITDAaL at is 44% EBITDAaL margin that drives around CHF400 million of free cash flow which is equivalent to around 12% free cash flow conversion.
We are really the number one challenger in Switzerland with a strong number 2 market position in all of our segments with market shares ranging between 26% and 31%, and we are operating a really strong infrastructure, not only on the fixed side where we have our own HFC network that covers 2.7 million homes in Switzerland, but also our mobile network that has a population coverage of 99.9%. Already today, 56% of our customers are enjoying the benefits of an FMC proposition as we speak today.
Now let me talk about what gives me great confidence that we can drive growth going forward. Sunrise is benefiting from a favorable macroeconomic environment in Switzerland. And within that macroeconomic environment, we are in a three player attractive telecoms markets going forward. We are set up as a premium and scale challenger, and while we still have growth opportunities, we already are at scale in most of our segments. We have high-quality, world-class networks on the fixed and mobile side that are a strong foundation of our business, and we have seen a stable financial evolution throughout the integration period over the last three to four years.
We are also having a compelling cash flow generation and on top of all of that, we have a clearly defined growth plan for the future. With all of that, we will drive attractive and progressive shareholder returns.
Now I will go through all of those topics one-by-one, and let me start by talking about the Swiss macro environment first. Now Switzerland is often referred to as a safe haven, and many of you are aware of what the good characteristics of these markets are. So let me nevertheless quickly recap what those are. Firstly, we have a strong GDP per capita, which is almost twice as high as the rest of Europe at 85,000 Swiss francs. We also have a GDP growth that is slightly above the European average at 1.8%. Also benefiting from immigration into Switzerland with a population growth of roughly 1% per year.
Also, we are benefiting from low cost of capital and low tax. Swiss 10-year government bond yields are currently at 0.5%, compared to the rest of Europe and the US at 2.9 and 3.9%. So remarkably lower, and also the tax rate compared to Europe sits at 16% compared to the average of Europe at 24%. Additionally, also inflation has been relatively low also throughout the period from 2017 to 2023, including the COVID pandemic. Switzerland has seen a CAGR CPI of 1% compared to 3.2% in the rest of Europe. Today we stand at around 2.1% of CPI for last year. We are expecting around 1.6% of inflation for this year. So, you see a very low inflation level already today. Now, if we look at that, I think you would all agree that these are the key characteristics, while this is seen as a strong macroeconomic environment and a safe haven.
Now let me talk about what we are operating in, which is an CHF8.1 billion telecoms market that has a number of very attractive features. First of all, we are operating in a market environment that is probably one of the most technically affluent in Europe. Let me give you one example. If we talk about 5G, Switzerland was a country that was first rolling out 5G, and actually was rolling out 5G pretty fast. So, today most of the country is already fully covered with 5G services from all of the three operators, while Sunrise has been first to market.
Now, not only have we been rolling out infrastructure fast, but also the adoption has happening fast. We see already 40% of subscribers are using these 5G services today, and the customers are actually quite quality focused, which you would expect from Swiss consumers. One example is that in the broadband arena, 10% of the customers are choosing today or ready to have a service that is delivering more than one gigabit of speed. Now that is comparably high compared to what we see in the rest of Europe, where this number is only 2 1/2 percent. So that's four times more, and this is not on the basis of a larger fiber footprint at this moment in time, but it is on the basis of customers wanting to have higher quality products.
Also, we have attractive ARPU levels which are on the mobile side for example, twice as high than in the rest of Europe. Now this is pretty robust, I would say because if you look at the disposable income and how much of the disposable income is marked by telecom spend, that's only 1.4%. That is very comparable to other European markets. So, the ARPU is not only attractive, but it's also on a sustainably elevated level compared to Europe.
We are operating in a three-player market, which gives lots of visibility in terms of return on investments. If we choose to invest in infrastructures, as we see rational behavior by and large.
We also have a benign regulatory environment. We are in Europe, but we are not part of the European Community. As such, we have an ex-post-regulatory environment which facilitates commercial negotiations between operators in the first place. Entry hurdles to the market are very high. We have a difficult topology and interesting EMF norms which make it complicated to set up new networks.
And going forward, we are seeing multiple growth opportunities in our market, and these are not only the growing population that we have. I said already we see around 1% population growth year, but we also see growth opportunities in technology adoption talking about 5G, talking about fiber. We also see opportunities in growing number of connected devices that need access to them and also device propositions which we do with devices and service things. And there’s wealth of additional services that are demanded by our consumer and B2B customers, which are relatively close to our core services but are important to customers going forward, think about the things like cybersecurity or the like, and you will talk about that a lot more today.
Now, Sunrise is starting from a very strong market position, and as I said already, we are a clear number 2 in all of the markets that we're operating. We have 26% market share in the CHF4.3 billion mobile market. We have 28% market share in the CHF2.2 billion broadband market and we have 31% of market share in the CHF1.6 billion TV market. So, this is not only a clear #2 position, but it's also us being the number one challenger going forward. And while we are starting at scale, we are also still seeing growth opportunities in taking additional market share going forward.
And of course, our business is based on a strong foundation, which is our networks. Talking about our mobile network, we are covering with our mobile network already 99% of the population with a 5G service. We are amongst the top-class networks in Europe; on the prestigious connect tests, we turned our number six only just two percentage points away from the leader, and we have won the connect award on an outstanding network as the only operator in Europe eight times in a row. And not only our mobile network is great, but also if we talk about our HFC networks, which is a hybrid network setup between own networks and also wholesale agreements that we have, our HFC owned network is covering 60% of the dwellings in Switzerland, and we are today delivering 2.5 gig of speed to all of those dwellings today.
Secondly, we have access to fiber pretty much where other fiber exists in Switzerland, with a variety of wholesale arrangements which have ample of capacity going forward. That covers roughly 40% of the dwellings in Switzerland, and we are offering up to 10 gigabits of speed to our customers already today. And lastly, on our mobile network with that great 5G coverage, we also have a fixed wireless access proposition that covers up to 75% of the country, with speeds of up to one gigabit. Essentially, we can deliver gigabit speeds anywhere at anytime, and at this moment we have the biggest distribution and coverage of gigabit broadband connectivities in Switzerland.
Elmar will talk about our network later on in a lot more detail, but let me now also talk about our financial evolution over the past years. We have seen a pretty stable financial performance throughout the integration period since 2020. Now you see the top line was pretty stable at around CHF3 billion, and also our EBITDA was pretty stable at around CHF1 billion. Now if you look at that, you could be surprised because you could say, well, where have been the benefits of synergies, for example, and there's a lot of moving parts underneath, so let me quickly explain, because it's important that you follow through on what has happened in the past couple of years, and while the heavy lifting is actually behind us.
So, talking about top line performance, we have been benefiting of course from top line synergies. We have benefiting from growth in our flanker brand and in our B2B business, and we also have been benefiting just recently from an inflationary price increase that we did in the last year. At the same time, there were a number of headwinds. The most important one was a conscious decision that we took to migrate our UPC, fixed customers and mobile customers onto our Sunrise brand. Why was that important? Because we wanted to create one platform that we can take our main brand forward. And this was a painful exercise because there was quite some historic price levels sitting in these backbooks of those customers, and we have in the meantime now already migrated 88% of those mobile and fixed subscribers. Now you can imagine that this has been a massive headwind throughout the past years. And if you look into our numbers, you will find around 10% fixed ARPU decline over the period, which is illustrating the repricing and right pricing that we were doing for many of those customers that we have moved over to our new future ready portfolio.
The second headwind that we were also facing was of course on the opex side. We have benefited, on the one hand side, of course were opex synergies, but additionally we had also inflationary price increases, cost increases that we had to cope with and we have also invested into the opex base of our business to drive future growth. To be ready from a brand perspective, from a loyalty perspective and also from a product portfolio perspective to be able across our different segments to drive the growth opportunity that are sitting in the market. Now, if you're looking at all of that, that is explaining why the numbers are stablish and you are not seeing a large benefit that is surfacing from the synergies that we have captured.
Now what is important going forward is that, while most of the migration impact is behind us, and as I said, 88% of the work has been done, and we probably are fully migrated by the end of this year, there's still a effect that will actually show up throughout next year as well as we have migrated many customers this year and Christoph will talk about that migration later on. That of course has an impact still in next year as the price, as the right pricing of those customers has happened this year, but it's also flowing through next year. Now this year we are benefiting from a price increase of last year. In particular, in the first half of the year, while next year we don't have the benefit anymore, but with the dynamics getting better, we are therefore guiding for more or less stable outlooks in both years. Most important message for me is really that you all understand that the heavy lifting of that customer migration is behind us, and hence, we are now ready to see growth from here.
Let me talk about free cash flow as well, because you see free cash flow generation has accelerated through the period and that is because of two main factors. One is cost to capture, so the cost that we had to bear, the investment that we had to bear to drive the synergies in our business, but also the normalization of network spend, as we have rolled out our 5G network. There’s less network investment needed now going forward, and you will see also on our guidance how we are guiding towards a normalizing capex to sales ratio going forward.
Now with that, with the heavy lifting behind us, let me talk about the growth levers in front of us. And essentially, today we're going to talk about our three most important verticals, which I like to call our three growth engines. Our Sunrise main consumer brand, Christoph, will talk about that a lot more later on, and on this business, it's really about returning to stabilization after all of the customer migrations, after elevated levels of churn, after the price increase that will drive through normalization. We will also provide new product innovations, drive more loyalty into that customer base, and on the back of that, we also want to explore additional opportunities and adjacent businesses.
The second growth engine is our flanker brand, and Stefan will talk about that later on. Our flanker brand has enjoyed a lot of gross momentum over the past years. It's benefiting from a market trend towards more price sensitive customers and attractive offerings, and while it delivers a full telco setup at lower price points, it still delivers attractive margins because it's a digital first business that delivers almost as attractive margins as our Sunrise main brand
And thirdly, our B2B segment, a particular opportunity because there's only really 2 1/2 competitors here. As really, we are competing with Swisscom, while Salt is having little inroads into that market only. And the opportunity here is not only to drive market share, in particular in the small and medium segments, but additionally also to address new pockets of growth sitting in new services, and Thorsten later on we'll address that opportunity in a lot more detail.
What I would also like to leave with you is that of course we are as a telco also focused on digitalization and also bringing things like AI to our business and to benefit from that. So let me give you a number of examples of how we are using digitalization and AI across our business. So, the first example that I want to talk about is on our consumer business. We are strongly believing that this has a significant opportunity to really change the way how we service our customers going forward. At the moment we are replacing our telephony system, and we are bringing in new AI capabilities and will relatively soon also exchange our IVR system. So, the menu that customers need to go through when they are calling us through a natural language solution, meaning the customer will just voice whatever is the issue that he wants to address. Then AI in the background will do a speech to text. We will either solve the problem straight away or provide access to an agent that by the time the customer gets there is already perfectly briefed and sees the data of the customer in front of him. We think that's a massive change in how we service our customers going forward, and this is just a starting point, and we are very excited about the opportunities that sit in this opportunity going forward.
Secondly, talking about B2B, when we talk to medium sized businesses these days, then we know that roughly 10% of those businesses have already exploited cloud opportunities for their business, while 50% of those customers are telling us that they intend to go on to cloud solutions in the next two years. So that's a massive opportunity that we are very well positioned with our partnerships that we have in particular with AWS to provide cloud services, employee services to those customers going forward.
And the third example that I would like to give you is also how we use AI, in particular in our networks. And today already we have a multitude of AI-driven and supported solutions. When we talk about maintenance, engineering performance, trimming of our networks, and also energy consumption, so we see great opportunities to optimize our network equipment through AI and how it consumes power when it operates. And we are seeing a massive reduction of electricity usage on our network that already has happened through that use.
There are only three examples just illustrating that we are very much leaning into these opportunities that are sitting within digitalization and the future use of AI-based solutions. And this is not only customer facing, but it's also in the background of how we run, how we operate our business and how we can improve our business.
Let me also address our financial plan and Jany will talk about a lot more detail at the very end today. We have a plan to deliver more than CHF410 million of free cash flow in the midterm, converting into an attractive share during moderation. Now we are starting off at CHF360 to CHF370 million of free cash flow in ’24, and then we have a number of initiatives that are clearly defined to drive up that free cash flow overtime. We have a clear growth plan. We have further opex efficiencies that we are working on. We also have a capex to sales that is normalizing as I've talked about, we have a plan to further deliver the business, and we will unfortunately lose some tax efficiency going forward, so that at the end we are expecting to get to the CHF410 million in the term.
We have an attractive dividend policy, which is already in ‘25 paying our CHF240 million of dividends for the year…sorry in ‘25 for the year ‘24. Going forward, we intend to payout up to 70% of our free cash flow, which should drive progressive dividends going forward, and for our Swiss investors, I want to make you aware that given the capital reserves that we have, we will be able to, for more than five years, pay out our dividend without Swiss withholding tax in the upcoming years.
So I think overall we are sitting on a very attractive market. We are well positioned and ready to drive growth going forward in the pockets where growth is existing in our market, and that will enable us to deliver robust free cash flow, drive progressive shelter returns, and also further deliver our business.
Now with that, let me conclude the first part of today's presentation, and let's get into our business overview section. So, before we get into our different segments, let me explain how our growth strategy across all of those segments really works. It really has three components. The first component is, given where we operate in terms of market share, we see additional opportunity to drive market share gains going forward. So, we want to win more customer relations in the first place.
Secondly, we want to expand those customer relations by selling more of our products per customer. That is about multi-mobile propositions. That is about FMC propositions. That is about our main connectivity services that we are providing today.
And thirdly, we want to expand into adjacent opportunities to drive even more RGU's, more services to our customers. At the end, we really want to drive larger product bundles, more loyalty, and higher lifetime value across all of the segments in which we are operating.
Now let me also explain why on the consumer side we are operating a multi brand strategy on the consumer market. Like many other European markets, the Swiss telecommunications consumer market is more and more polarizing around customers that are very price sensitive and around customers that are rather quality and service sensitive. Now in this quality and service sensitive segment, which we call the premium segment, we really have our main brand, Sunrise, well positioned to compete head on head with the incumbents Swisscom In the Smart shoppers segment, we have our flanker brand yallo, very well positioned to drive attractive price points with a limited amount of product and service offerings. And those two segments together are addressing the most of the market making up for almost 95% of the customers.
Additionally, there's also a budget segment that is quite crowded, as you can see from the chart. So, there's many players actually operating in here. The volume that is generated in this segment is not too big. We would estimate that this is around only 5%, and we are also present in that segment with further brands that we have like Swipe, and Lebara, but also additionally through our MVNO and branded reseller partnerships that we have with the likes of talk TalkTalk, ID, or DIGITECH alexos. So, with that multi brand strategy, we are really well positioned to cover the entire market opportunities in the Swiss consumer segment.

Now that complements the setup that we have with our main brand Sunrise. Our flanker brank, yallo, and additionally also our B2B brand. With that, let me hand over now to Christoph who will talk through Sunrise.

Christoph Richartz, Chief Consumer Officer of Sunrise Main Brand
Warm welcome from my side. Welcome to Zurich here in the room, and of course, on the screen as well. My name is Christoph Richartz. I am driving Sunrise main brand 12 years with the company. I've seen different phases of this company in the last 12 years, and I'm super happy and super proud that today I'm here to present you consumer main brand, and with that enough about me, and let's jump into the business.
Sunrise and Andre was already talking about for Sunrise main brand, our strategy is to stabilize and to return to growth. We are very well set up with the premium product portfolio, with the state-of-the-art network, one of the best ones in the world, with the super strong brand, and with a high-quality customer service.
We will continue our top line growth with decrease of churn and with lots of more services we can sell to our customers. This will increase the share of wallet and will bring ARPU up.
So, we have three levers for that. The first one is our premium product positioning. Innovative product portfolio, state-of-the-art network, a high-profile sponsorship, and great ambassadors supporting us. On top of that one, we have launched recently the first Swiss loyalty program called Moments. Moments money cannot buy.
So, let's dig into the first section, and I will start talking about the dark red semi circle first. This is our core portfolio. If I talk core portfolio, I firstly talk about our mobile portfolio. All of our rate plans are enabled for the 5G network. All of our customers can experience 5G quality and download speed, starting in the prepaid segment, going up over postpaid. For every single segment in the market, we have the right fitting products, the full customer lifecycle is covered. You start as a prepaid, then you become, you are a kid, so your parents buying you a multi-mobile proposition? At the age of around 20, you want to be a little bit more independent. Then you can go to our young preposition, Sunrise Young. With 27, you maybe think about I want to move out of my family. I want to have my own apartment. Then you switch into our main brand proposition. So, from the beginning until the end, we have everything in our mobile portfolio.
Of course, we are delivering services for connected devices like watches and tablets, but they need Internet, and Andre was already talking about it. We are the only provider in Switzerland delivering up to 10 gigabit of speed to nearly every household, either through our HFC owned network with 2.5 gig, to our fiber propositions with up to 10 gig, or through our 5G network with FWA of up to 1 gig. So, this is really a unique proposition in the market and a super strong argument to stay with Sunrise.

Last but not least, when you have your Internet product, you want to have entertainment. We have a state-of-the-art TV platform with replay recordings, with everything that you want to have and we top it up with latest OTT services. So, it's about sports, it's about local entertainment, it's about everything. My sports, fully owned by us, owns the Swiss ice hockey rights. So, we are one of the core player for ice hockey. With OnePlus cooperation, we bring really local Swiss content to our customers, and just a couple of weeks ago, we launched DAZN on our platform, and DAZN got the licenses for Series A, thank you, I did that wrong in the rehearsal, with Series A or the Italian Football League. S,o we are bringing all OTT service to our customers, you need just one partner and that is Sunrise for your core needs.
But then it's about adjacent that you see in the rose area of the slide. I will park device as a service, because I want to talk a little bit longer about device as a service that really makes a difference for our customers. But cybersecurity, cyber security is super important. So, we have two products at the moment. One product is the classical virus protection, and the second product what we provide to our customers, you can just enter personal data like your credit card number, your ID number. So all that stuff. We, together with our partner [inaudible] monitor darknet monitoring all these dark areas in the internet, and as soon as we see misuse of your credit card number of your ID of something, we warn our customers and we tell them customers something was wrong here; act on it. This is a super liked service from our customers.
The next one, the unique in-home Wi-Fi experience. Biggest pain for customers is not the speed at the plug, biggest pain for customers is the Wi-Fi coverage at home. So here we are partnering with Plume, one of the leading companies for mesh networks in the world. It's a plug-and-play solution. You just put the plug into the wall, and the Plume service creates a mesh network fully automatically. You just can lean back and enjoy the really gigabit speeds with our latest technology.
So these are two examples of adjacent services we are bringing to our customers. And of course we are developing more of these services. We are developing new adjacent services. We will launch in the course of next year to have more cross-sell potential to our customers.
On top of that one, we changed our promotional inflow, and we will launch tomorrow new promotional mechanic. We will not just do a promotion, we do attractive bundles for our customers. Customers needs to buy more than one product to unlock a promotion for them, and you will see it tomorrow after the presentation of interesting device today.
Last but not least, we are working on all of our touch points. We want to connect all of our touch points to really have multi-channel experience to all of our customers in terms of sales, bringing lots of information to our sales agents at front end to maximize the value on the inflow side, but as well on the service side as well, that all of our agents always give the same information to our customers.

And with that one, I would like to dig a little bit deeper into device as a service. Device as a service, and this is a very technical description now, it gives our customers, first of all device variety, because we offer it for Apple and for Samsung, which covers more or less 95% of the Swiss market, it gives you as a customer the full flexibility, you can change your device whenever you want. First week you say, OK, 128 gigabytes of storage, enough maybe six months later you need more, because you figured out I'm a great photographer. You just can come into our store, and you can upgrade your device or you want to try Android, and after 10 months you want to go back to iPhone. You can do it with this option. It is super simple. It's scalable. At the moment we just offer it for mobile devices, but we could roll it out to other devices like tablets that will give customers full flexibility on other devices.
And last but not least, we are doing something good for our environmental because we are taking the devices back. We hand them over to our partner and he does send the recycling process.
All of that increased customer loyalty, it reduced our reliance on SIM only, and it gives a pretty cool customer experience. What we see on the first numbers is that iPhone sales and we launched this product lastly with iPhone is heavily going up, and this product really accelerates iPhone sales. But as soon as you have the product and imagine you're on vacation, I tell you a little bit of story how this product works, because this was technical. You're on vacation. You're going to Malaysia, Kuala Lumpur. First day of your vacation. Super tired after the flight. You're just walked down the main street, your iPhone falls down, camera lens is broken. That's a problem. You cannot capture ideas. You cannot capture moments. You wanted to share lots of things with your family, with your beloved ones at home. A non-Sunrise customer walks now into the next store, buys a new iPhone 1,500 EUR, dollars, whatever. That's not a great start for vacation. A Sunrise customer walks directly in Kuala Lumpur into the Apple Store. He gets welcomed by the Malaysian agent from Apple as a Sunrise customer.” We see your Sunrise customer. Welcome.” Within 30 minutes, you walk out with a brand new iPhone completely set up. You have to pay nothing at the store. Everything is covered by our proposition, and you just can enjoy your vacation. This is how this product works. This is device as a service, not just the finance option. It really gives you additional benefits, and that is why customers are loving this product and lots of customers are choosing it.
Now we have a great core portfolio. We have great adjacent services. What is missing from a customer perspective is a strong brand. Think about Switzerland. What comes to your mind? Private banking? Cheese? Chocolates? Lakes? Mountains? If you talk to 62% of the Swiss population, they will tell you skiing. So, 62% of the Swiss population considers themselves as connected to skiing. Either they ski multiple times a year or maybe just once a year, but they are in skiing. And that is the reason why we decided one and a half years ago to becoming the main sponsor of Sunrise Ski of the Swiss nationality team. This is the number one sport in Switzerland, but not only that. On top of that one, we have our strong brand ambassadors, Roger Federer, greatest of all time in tennis. I guess we all agree on that one. And for people out of

Switzerland, Marco Odermatt. This guy's crazy. He's by far the best skier in the world. And he's a charming guy as well. So, this is really cool. Both of thm are not just brand ambassadors, they love us. They work with us, we know them, and I could talk minutes about it but at that time, I would like to show you a video how this works. So, enjoy the next two minutes.

[VIDEO PLAYING]

Narrator
Switzerland, global home of winter sports. Sunrise is proud to stage the number one sport of Switzerland. Reaching millions of households, uplifting heartbeats, evoking emotions, connecting generations and supporting rising stars.
Our engagements generate visibility, enhanced identification, and cultivate meaningful interactions.

Marco Odermatt
What up?

Roger Federer
Hey, Mandy.

Narrator
Our testimonies are not just partners, they are part of the Sunrise family. They support our brand building efforts to grow, expand, and shine as a leading light, both in Switzerland and beyond. With charm, sympathy, and [inaudible]. Together we dream big, together we do big.

Roger Federer
Dream big. Do big.

Christoph Richartz, Chief Consumer Officer of Sunrise Main Brand

This is crazy. I always love this video, because it really shows how we are interacting with our brand ambassadors and how Swiss Ski, how popular it is in Switzerland. Thousands of people are watching it and on screens even way more and they all see Sunrise as the main partner, but then we thought, what can we do to bring this closer to our customers? So recently we launched Moments. Moments money cannot buy the first loyalty program in Switzerland for a telco, and this program brings customers super close to the core of the experience. So, we create VIP areas. We have early ticket for our customers. They can buy festival tickets 24 hours before everyone else can buy the tickets, so it's really not about just we give you discounts, we give you this and that. We give you more that is worth to stay with sunrise and of course I have another video for you, cause explaining it is not so interesting like watching it so the next video please. So, the next video please.

[VIDEO PLAYING – No dialogue, music only]

Christoph Richartz, Chief Consumer Officer of Main Brand
At Moments, it's way more than just party and having fun. Moment is an engagement platform for our customers. I'll give you an example, Travis Scott, within minutes we sold 1,700 tickets for a Travis Scott concert here in Switzerland. Within minutes, customers were using our platform. They are really interacting with it, and early KPIs are already showing lower churn and higher NPS. That is exactly what we want to achieve out of the Moments platform.
And talking about lower churn and higher NPS, we are coming to our next lever, coming back to growth with the main brand. It is focused on our customer retention, and Andre was already talking about it. It's about the UPC to Sunrise migration, it is about FMC and multi RGU sales, and it's about the service quality and the launch of our new systems.
So, if we dig into it and the customer journey always starts with the inflow. So, we have a strong multi brand inflow strategy, and Stefan will talk more about the yallo side of the piece, what I can say we have a different go to market, we have different products, different segmentations, so we can really guarantee, over the course of multiple years, the super stable inflow on mobile and on fixed net.
On the other side, 2023 was a super tough year for us, quite honestly, because we had a lot of headwinds, and that was the reason why we had a temporarily increased churn. So, we had the migration of the UPC customers from the UPC side to the Sunrise side. This has always a wake-up effect even if you do not consider to churn as soon as we touch you, you wake up and say “ah let's have a look into the market.”

The second one was the entire IT integration we did in the last year, so multiple times customers were touched, were affected.
And the third one was the inflationary price increase we did in 2023, which accelerated churned a little bit as well. What I can say today, churn goes down. So we learned out of the past. We created lots of initiatives to bring churn down, and the goal is the long-term ambition is to have the lower churn than Sunrise historically. So, we have the programs in place to deliver those lower numbers, the first one is the UPC customer migration. As Andre already said, we at the moment at 88%. We expect to close down all the migrations of the UPC base until end of the year. That enables us, on the Sunrise platform, to do FMC, to do multi-mobile, and to do adjacent services. The more product the customer has, the more loyal he is. Plus, on top of that, we are increasing the operational experience of our customers that they are just happy to be with us. As I mentioned, if I compare Q2 2023 with Q2 2024, I already see a better churn picture. That is how the UPC migration looks in the graph, so you see already today and the gray area is still remaining customers. At UPC, we are still running with full speed to complete until end of the year. We stopped a little bit in between. We reworked all of the migration processes, and what is a very good and early good indicator is that migrations do not trigger additional churn at the moment. So, we reworked in the last months of the processes, and we are continuing with full speed to come to an end at the end of.
And we have all our customers on the Sunrise stack. Then it's about customer experience. And here we are measuring the relational NPS. So really overall brand satisfaction. Not only a single journey really, the overall brand satisfaction and our ambition is, long term, to become industry benchmark.
We have already implemented lots of initiatives. The first one was putting a new org design in place, with verticals being end to end responsibility. They are empowered, they have ownership, and then they can deliver. That was super important to change the business.
The second one is and then we think again when I'm a customer, the only thing that I expect is “solve my problem.” It's very simple, with the first call, with the first with it in the store, with the first digital interaction. So, we brought the first time right value up to 90%.
There are two scenes when a customer calls us, so he gets in touch with us. I don't want to wait in the queue, and I want that to solve my problem. It sounds so simple, but it's so complex to make that happen. We are on a very good way. Then we thought about customers, and we grouped it in customer journeys from “I explore” to “I leave”. And we gave this customer journeys back to the team and teams are owning now every single customer journey and looking deep into it, and they are optimizing every day, every single customer journey that it doesn't matter where you are in the journey, you feel well-treated by Sunrise.
The next one is also operational efficiencies and optimizations we are doing. There, we are going from let's say we are waiting until the customer calls to us to a proactive handling of everything.

So, if proactive monitoring in place and we see problems before customers are feeling them. So, we can move them out of the way before they're appearing at the customer. That helps a lot to bringing the RMPS up.
And then if I look into the future, and Andre was already talking about it, we have our new technology customer service as a service. This is the AI tool we are bringing in, and Andre said is the natural language IVR will be a big change for all of our customers. We will supporting 5 languages that is all Swiss German dialects, which is super important for this country. It's high-German, it's French, Italian, and English. Instead of pressing 2350 ****, I should have press 4 instead of five. How can I come back? You just say what you want to have and the system either solves it fully automatically or guides it directly to an agent. Then we are still working on improving our processes. We will strengthen moments as the program to add more services, more experiences to it. And last but not least, we will give a clear service promise to our customers, because as soon as you give a promise, you have to deliver your promise.
When we have moved the base, we have the products in place. Then it's all about expanding the share of wallet with our customers, and there the plan is, we still have FMC catch up potential due to the migrations more and more customers on the Sunrise stack. They had a UPC fixed lamp product before, but not Sunrise mobile, so huge potential there.
The second thing is multi mobile and value-added services. I already talked about it multi mobile for the kids for, for the second SIM, for the third SIM, for whatever device connectivity. More devices are coming in. Lots of devices need connectivity so we will develop more products there. And then all the adjacent services. We have device as a service, we have cyber security, and the iPhone bundle proposition you will see from tomorrow onwards.
So, if I wrap everything up. We have a super strong position in the premium segment, we have a successful merger integration, and we have the heavy lifting behind us. We improve our retention capabilities with loyalty programs and with good product offerings.
And last but not least, we are bringing innovation into the market with all of our products in the value added and adjacent services area. And with that one, I will close the session for the main brand and hand over to Stefan for flanker. Thank you so much.

Stefan Fuchs, Chief Consumer Officer of Sunrise Flanker Brands
Good afternoon. It's an absolute pleasure to introduce our second growth engine to you, yallo, the digital attacker brand. yallo has generated double digit growth on all core financial KPIs and also subscriber and RGU metrics over the last couple of years. By now, one-third of all mobile B2C subscriber is on yallo or on flanker brands and about one out of 12 on the fixed side and continues to grow.

Personally, I've been working for Liberty Global for about 15 years, in four different markets. The last six years of that in Switzerland, and since two years, I'm leading flanker brands for Sunrise. Now when I look way back then my past was all around competitive basketball. So, I played competition basketball and at that time I learned how to find ways to win with a great team. And that's also what we are now into trying to find ways going forward to continue the growth of flanker brands and especially yallo and I'm absolutely convinced to do that because we have three foundations that we're based on. The first one is a strong, smart shopper positioning with the strong price value. Secondly, it's around the evolution into a full telco. And thirdly, a very lean and agile operating model that generates very attractive margins.
So now when yallo is all about growth, let's dive a little bit deeper into those three different building blocks that make up this growth trajectory. Firstly, on the smart shopper of positioning, this basically relies very much on the triangle of customer promises and at the forefront is very affordable price to just back up this promise of great price value. Further to that, it's that we're very simple and intuitive and innovative solutions. But not only that, it's also about very high-performance products that have a high focus on the digital user experience.
The second building block, the full telco proposition is very much around being competitive, being price competitive also across the full range of internet, TV, and mobile. We're the only smart shopper brand actually in Switzerland that can leverage three outstanding state of the art networks, 5G, HFC, and fiber. And Elmar later on in his section will tell us much more about this competitive advantage that we actually have.
On the digital first side, basically we design everything for online first, and that makes us very scalable and very responsive to market needs and opportunities. We also, through the very lean setup that we're deploying and the lean operations, generate margins that are very attractive around 4 out of 5 Swiss francs that we generate we keep this gross profit and one out of two as OCF.
Now let's zoom in a little bit about why we think we are competitively very strongly positioned in our segment. As Andre alluded to, we are positioned against Wingo from Swisscom and Salt, especially in the smart shopper segment. There's also a more cluttered end of the budget side of the market that we cover more through our own brands, Lebara, which is focused on the ethnic segment, and also Swipe, which is a very innovative, app-based product that we experiment around with and use in this segment.
Now personally, I would love yallo to be talked about from our consumers as just the clever choice for telco services in Switzerland, and that's what also we get as feedback from our customers. Now why is that? What's behind that? First of all, on the pure price side, we are positioned more effectively than Wingo. We normally outperforming Wingo on that side. And they're very competitive against Salt on a promo basis, especially through smart promotions, a lifetime strategy and actually a very limited back book exposure.

The budget side, as we said, we're covering through other flanker brands, so we don't have to play on that low [inaudible] game.
On the brand side, however, we're leading on awareness and consideration against Wingo and all the budget brands. So one out of four customers actually in Switzerland considers us for their telecom services.
On the network side, the breadth of the offering is unrivaled, so no one else can actually have such a wide gigabit coverage on the fixed side in Switzerland, in our smart shopper segment plus on top, all of our products are on 5G and through that combination it allows us, as opposed to, for example, the budget players that don't have fixed yet, to deploy FMC strategies and tactics.
Now, how do those FMC strategies come about? Well, they come about through our full telco proposition. yallo has completed the transition from a mobile-only provider to a full telco with the launch of HFC in 2022. Now we can basically answer all the core customer needs that someone has across mobile, internet and TV, and we do this with very high-performance products but very low fills. We're not engaging in too many adjacent services. This is the territory of the main brand.
Furthermore, our portfolio, however, is geared very much towards smart promotions. So, we can also display very disruptive promotions and liquidity when the market as high. A example for that for us is Black Friday, where we tend to generate more than 50K Subs on our core services that we sell.
Now it's very important to make one note, we are operating in very differentiated segments like what Christoph said. So therefore there is no unhealthy cannibalization between the main brand and flanker brand. When we look at our inflow, then the inflow is actually not over proportionally from Sunrise, but we're getting it from the market. On top, we're even developing some of our customers into main brand into converge. So from that perspective, flanker brands and yallo in particular actually serves the purpose of tapping into liquidity in the market, in our price control segment, and at the same time protects the main brand from that price competition.
Through full telco, we were able to double down fully on internet, and that's what we did, especially in 2023. The historic growth of yallo came predominantly from prepay, postpaid, so from mobile, but last year we doubled our internet base on internet and now are approaching about 100k RGUs on internet.
For that, for example, TV was important, so more than half of our additions actually cover also TV, but also dedicated brand campaigns. Our yallo Can campaigns were actually quite important, because they gave credibility. They gave belief that we can be a credible player on the fixed side and through that, we're now managing to get 40% of our inflow actually from the market, purely as a forced RGU as an internet provider, which is great. But if you look at where's the biggest potential for us, then it's actually on additional cross-sell to our big mobile base.

Looking at our current low FMC ratio from that angle, there's a lot of way to go and it's a double positive effect when you look at every converge customer that we so far generated has a much lower churn rate than what we would have on a mobile only plan.
The greatest asset we have by doing that is our dual HFC and fiber go-to-market approach that we have. It allows us in the non FTTH footprint to use our unique speed advantage as the only one in that segment by being able to really play gigabit speeds.
In the fiber footprint, or is it the overbuilt footprint, we can either match fiber or speed here with HFC, and that's very successful because still, even in the overbuilt area more than 50% of our inflow comes on HFC.
We have a clear plan to further develop this FMC potential by accelerating cross-sell, launching higher speeds like 2.5 to the base, but also launching next year more and new dedicated FMC proposition.
As the third building block, let me tell you a little bit more about what's behind this digital-first approach that you know creates this better responsiveness, effective financial profile, but, first of all, 2/3 of all our sales are coming in from a digital ecosystem driven at the core by online, but supported with all kinds of tools on the table sales.
Simplicity for us is not just, you know, a name, it's also a mantra. It's kind of like a business driver that we deploy. So we develop for online as we said, but that makes us fast react. So we can basically change tariff plans within minutes.
We also pursue agile delivery, and we have our own dedicated tech team, very customer centric, and through that process we can develop within two-week cycles among the fastest in the industry.
Furthermore, we're operating a modern stack, very scalable, very lean, and also are tapping into AI and ML to, for example, that we have automated bots of course, but we will have very highly personalized offers to our base to further stimulate our growth.
And lastly, I want to mention here that we have a very lean setup, very productive. So there are about 70 internal FTE only driving this entire growth, and that team managed to drive up revenue per FTE by about 10% actually this year.
Now this team, I can tell you, and I'm personally part of it, is fired up and absolutely confident to continue this growth trajectory for yallo in the years to come.
And why are we so confident that it will work? Because on those three things that I would like to remind us of from this little section here. First, we are very strongly position in this smart shopper segment with a superior price value positioning. Secondly, we can benefit from this area of great network across HFC fiber and 5G, which is unrivaled, and through the full telco approach, from a convergence point of view, there's a lot of growth ahead, especially on the fixed side. And then lastly, we're generating very effective margin and actually profitable growth through the very lean setup that we have. And I'm very sure that there's also a lot of growth coming up in the B2B segment, and I'd like to hand it over to Thorsten now.

Thorsten Haeser, Chief Business Officer of Sunrise
Warm welcome as well from my side. I'm glad to discuss and talk you through the B2B segment of our business. My name is Thorsten Haeser, I have more than 20 years of experience in leading various B2B teams in different industries and countries. I'm more than 15 years now in telco. I'm very glad actually to join that high performing team.
Now allow me to talk you through the B2B segment. So there's a tangible opportunity for us to grow B2B. We are basing that on three core pillars. We will gain in our core market share, and we are perfectly positioned and Andre has talked about that already. So as Andre has said, we are operating in a three-player market. I'm tempted to say in B2B it's more of a two-player market. So to have a full FMC kind of network as a basis actually for your success, I would even argue this is actually the fundament of we are staying in B2B and that's what you have to have in order to serve customers on that on a certain size. We have, we will tap into a new profit pool which is called ICT services. We come to that in a minute. And we will focus on the high value SME market as we speak.
We have got traction, we have grown by more than two percentage points over the last years, and as you can see, quite a few very prominent names have joined our customers, customer list if you like, have joined us. It has not always been easy, just because, as Stefan said, they have been for more than decades, I would say, with one of our biggest competitors and in order to win them over, you have to convince them that you can offer reliable services, innovative solutions, you have to listen to them and you have to understand them and develop together with them solutions which fits their needs, and that's what we have done and what we will do going forward.
But that's not all. We are tapping into a profit pool which is called ICT services. This ICT service pool is eight times bigger than the pure telecom market is, and fast growing, and that's what we have to address now in order to be part of that growth going forward. How do we do that? Fundamental of everything what we are doing is our high-class network and our good colleagues from network actually manage it, but we have been, as Andre has already mentioned it eight times in a row being classified as being a superb network. And that is the basis of everything what we're doing.
On top of that, we have built up a profound partner ecosystem, which is enabling us together with our partners, which are experts in their fields, to serve customers in various digital services like cybersecurity, cloud solutions, or IoT. That's the way how we see it be taking part in this ICT market. And this is not a dream. This is reality. We have one, Migros, Switzerland's biggest retailer. And that was as well not an easy pitch because this customer as well has been multi years with our competitors, and after a lot of effort and talking, and together I would say joint work, we connected more than two and a half thousand sites in stores. And we have, on top of that, we have not only done the infrastructure work, we have as well sold ICT services to these customer. If you can sell to a customer of a size and complexity like Migros these services, you can serve Switzerland in various industries, company sizes, and segments. And that's basis for that, being experts in that field, we have now gone to the focus on SME, and as you can see, we have in the enterprise segment, literally to every second customer a customer relationship, to every second company, a customer relationship, and we are now focusing on the SME segment and aim to be as successful as we are in the enterprise segment.
How do we do that? We have designed a five-pillar program, where we teaming up with the IT partners of the customers because in SME you do not have big IT teams or departments. These guys have outsourced kinds of their it to a third party, and these are the parties we have to get actually these channels we have to own and together with them, we have to come up with out-of-the-box solutions which enables our customers, SME customers, to do their business to focus on their business and don't bother about their IT and their telco services, and that's exactly what we want to do.
And if you remember, if I want you to remember 4 topics actually from that presentation, it's about we have a tangible opportunity to grow and B2B, we have a highly competitive network which is on eye level versus Swisscom network, we're tapping into the ICT profit pools, and we have a well-defined strategy to take the high value SME market in the next years.
And with that, I thank you and hand it over back to Andre.

Andre Krause, CEO of Sunrise
Yeah. Thank you, Thorsten. Thank you, Stefan, and thank you, Christoph. With that, we conclude our business overview section. And let me again probably highlight a couple of things before we get into the Q&A section.
I think with this three vertical setup that we have with our main brand flanker brand and the B2B segment, we are very uniquely positioned in the Swiss market. None of our competitors has this three growth engines next to each other being ready to perform going forward.
Our main brand is now coming out of the heavy lifting of the customer migration, well positioned with product portfolios, brands and also attractive product offerings going forward. With that, we will not only return to stability, financially speaking, but will also have the opportunity to drive growth in that segment. Flanker brand is living on great momentum, well set up with a digital first proposition and has all the products it needs to drive a full telco opportunity in this smart shopper segment. And B2B as Thorsten has alluded to, also, very unique, we only have really one competitor that we are competing with. We have made great inroads into the enterprise market in the last couple of years. We still have plenty of opportunity in the SME market, where we are now having all the products that we need, not only from a core product perspective, but also from an adjacent product perspective. So we are all very confident that we are very well set up to drive top line growth going forward through this what we call three growth engines.
With that, we are now starting our first Q&A section, and I'll ask Christoph, Stefan, and Thorsten to join me here on stage for your questions. Let me just quickly remind you, we will give priority first to questions here in the room, but then also for anybody who is joining remotely and wants to raise a question, please do so by writing us an e-mail to the e-mail address that you see in your screens, and we will handle that if we have time left at the end of the Q&A section.
So over here first row, Polo you raised your arm first. I think we have a mic coming to you.

Polo Tang, UBS
Hi, thanks for the presentation so far. It's Polo Tang from UBS. Just have a few different questions. So first one is probably quite predictable, could you maybe talk about the promotional environment in terms of the Swiss market, but could you comment in terms of quantum of discount duration and frequency, does it vary between the premium brands and the smart shopper brands, and is there any signs of promotional intensity easing?
Second question is about broadband competition. How do you expect things and competitive dynamics to evolve going forward as Swisscom expands its hyper footprint? Are you going to see more competition known only from Swisscom, but also from Salt, given their wholesale deal with Swisscom? And my final question is really just about churn. You've talked about churn quite a lot in terms of particularly for the Sunrise brand. But are there any numbers that you give us in terms of? Maybe trends in terms of quarter by quarter for either Sunrise or the broader group? Thanks.

Andre Krause, CEO of Sunrise
All right, let me probably start on the promotional question and then maybe Christoph and Stefan, you join me on the on the answer later on. So firstly, yes, there is a difference in terms of what type of promotions we are doing compared consumer brand, main brand, and flanker brand, for example, we have tim- limited promotions that we do on the main brand versus we have most of the time lifetime promotions that we are doing on the flanker brand. The promotional levels are differing, because we also have different list prices and we are also then coming to certain discount price levels that are differing. There usually is a 5 to 10 Swiss franc difference between the price point that after promotion is resulting on the flanker brand versus the main brand. So there are promotional differences.
If it comes to intensity, would say we probably have seen the peak of it. If you look at liquidity in the market, how many customers are redistributed, we have seen a 3% decline in liquidity now in Q2 versus Q2 last year. We also have not seen that the promotional aggressiveness or either price points resulting is further increasing. We actually see a pretty stable level of promotional outcomes, and we have seen quite some different moves by ourselves, but also by our competitors to reduce certain promotional aggression in the market. And so, from that perspective viewed, I think there is a good chance that promotion intensity is reducing, but like always, this is a three player market with many more MVNOs out there. And of course every time we release a bit the pressure, then somebody feels it's an opportunity. So, we'll have to see what the [inaudible].
I don’t know, Christoph, Stefan, anything?

Christoph Richartz, Chief Consumer Officer of Sunrise Main Brand
No, you covered very well. So, nothing to add to it.

Stefan Fuchs, Chief Consumer Officer of Sunrise Flanker Brands
No, I would say, I mean for us, we have different brands, different operators. For example, on yallo, we have a very strong promotional set up which also allows us to be in the moment for liquidity and at the safe from backlog issue, because it's wifi, other brands like Swype, we have always same price. So it also is a bit like customer driven and but I would agree that, at the moment, we probably have seen the peak.

Andre Krause, CEO of Sunrise
All right, addressing your second question in regards to broadband, you're alluding to the fact that Swisscom is rolling out fiber, they actually have rolled out already to 48% of the dwellings or 50% of the dwellings, but 8% of that role are currently stuck because they have to be reworked until they can be brought to market. So, we expect that to grow to 50% probably by the end of next year.
And they will, of course, give more opportunity for fiber and also more footprint for Salt to market their fiber-only product in the market there. So that is clearly a dynamics that we're going to see not only in the next two years, but going forward, we are expecting to see more fiber coming to the market which, on the one hand side, is the moment of truth where we want to, of course, protect our own customer base. Hence also the delivery of a 2.5 gig proposition on our HFC network, which is further strengthening our proposition with customers. And if you have a 2.5 gig on HFC on 60% of the dwellings in Switzerland, it's pretty tough for FTTH to actually make a great argument on top of that, given that the realistic speeds that you can enjoy on your end device are up to 2-2.5 gig and not more than that. So we think that that is a move that we did. Nevertheless, we are actually on both ends on. our main brand on the flanker brand, we are actually getting ready to have a local competition with every area that comes to market. Of course we want to make sure that we not only harden our existing customer base, but we see this also as an additional opportunity, while fiber is becoming name of the game in those towns that are connected now, that we actually participate in that distribution of markets going forward. So that is not only a threat, but also is a great opportunity for us to drive more, market share, and we have two engines that we can use as both Sunrise and UPC are benefiting from the fact that we have HFC and fiber there.
Fine. Last question was on churn, which I'll probably hand over to Christoph. But we have seen churn coming down substantially. I don't know, Christoph anything you want to to add to the.

Christoph Richartz, Chief Consumer Officer of Sunrise Main Brand
Churn evolution. Yes, I mean, as I already said, churn goes down. So, if you compare Q2 2023 with Q2 2024 it went down by 8%. So, we see the first impact on the numbers and we feel super confident that we can bring it further down. I guess we’re not disclosing, right?

Andre Krause, CEO of Sunrise
Yeah, we're not disclosing the final target number, but essentially if you look at the Swisscom churn numbers, that is a territory that we want to get to. We are not there today. Are we ever getting fully there given the structure of their customer base? Probably not, but that's the direction of travel that we target for.
Another question here. In the first row.

Analyst from J.P. Morgan
Thanks to the question, it's [inaudible] from JP Morgan. I've got 2 questions, if I can. The first is you provided a slide on Net Promoter scores, and I was hoping to better understand how to think about the comments you made. Firstly, there's been some volatility that you've talked us through for 2023. Can you just explain firstly, how does that compare to where NPS was prior to that period, just to provide some context, how does it compare to peers? And could you give us any absolute indication of where NPS is, whilst we know what best in class industry peers are. So how do we try and understand where you are in absolute terms on Net Promoter. So that's the first one.
And then the second one is on B2B. Again, you gave a lot of interesting color around the gains you've achieved. I'm just trying to understand mix and if we look at the industry trends we're seeing as the whole today, we're seeing quite a lot of price pressure on core telco B2B, which is generally higher margin. And then we're seeing good inflows from more software-driven, cloud-driven services, which are much lower margin. So can you talk us through what this is doing to the EBITDA trajectory for B2B? Revenue trajectory I understand, but just EBITDA will be very helpful. Thanks.

Andre Krause, CEO of Sunrise
All right on the NPS question, so we are well in positive territory in the absolute numbers. We are not disclosing because there's also different NPS numbers we have here shown the graph on the rNPS, which is a relationship NPS, which is talking about the total brand and how the brand is perceived. And then of course, we have also product NPS's underneath so that we understand how we are doing on each and every product and service that we are delivering.
So the volatility is largely explained by customer migrations and price increase that were the two main points, and you can imagine of course if you do a 4% price as first to the market, then of course that is not going well with NPS. We have seen it recovering from there back to the levels where it was before, and we are seeing now depending on where you look that we are on the previous level or above the previous level. So if you look at products for example, I would say on mobile and fixed while on mobile we are pretty much on the previous level on fixed, we are slightly better, and if you look at TV we are even significantly better, which has also to do with the rollout of the new technology of the new set of boxes that we have previously done.
So, in terms of competitive positioning, I would say we are probably in between Swisscom and the rest. Now, our ambition is not only to catch up with Swisscom, but to potentially go beyond, which we believe that with all of the initiatives that we do on products, loyalty, and service, we will have a good opportunity to further improve and to not only close that gap, but hopefully to come actually in front of Swisscom. That's going to be a multi-year journey, so don't put me on a certain date for that remark, but that's the ambition that we have as a team in regards to NPS. Fine.

Christoph Richartz, Chief Consumer Officer of Sunrise Main Brand

Yes, fine. I mean we are, we are really convinced that we can strongly increase NPS, especially rNPS, and for me it's always about how do we do these changes go in one of our meeting rooms. There is one special thing. There's always a customer seat, and the person on that seat has to argue from a customer perspective. So, we really bring NPS into every single discussion. And that really convinced us that we can heavily increase our NPS values.

Andre Krause, CEO of Sunrise
All right. On B2B, so obviously, we are not intending to have the same vertical depth, integration depths, of many of those new services that we have with our core connectivity, and naturally, we will also therefore see lower margins on these products. Now, I think at this moment we are just starting the race, so we have also not baked in how that would actually evolve over the longer period of time, but for sure it will impact margins on the negative as we go along. But for us, it's very important that we are the partner of our customers so that we can maintain our relationship and can drive more business with those customers because a lifetime value will grow nevertheless. And of course, over time we will also see which are really the blockbuster products where it makes sense to further invest or potentially do M&A to integrate certain services for higher margins later on.

Thorsten Haeser, Chief Business Officer of Sunrise
Well, maybe just to add, giving our actually approach which we have chosen, actually, we have gone to the enterprise segment first and I agree this is kind of price intense, right? But given the size we are having in SME, which is not that price intense, I would still argue there's, I would say still a high value type of growth to come. I think this is first and you're very right, so ICT is not coming to the same margin, that is very true, so but the size of the ICT market itself, and we are just at the beginning of it, I would say offers us enough room to grow. Maybe that's just to add. Yeah.

Andre Krause, CEO of Sunrise
All right, second row here.

Andrew Lee, Goldman Sachs
Good afternoon, it's Andrew Lee from Goldman Sachs. So, I have two questions. The first was on the spin-off potential dis-synergies. I realized which one operational stuff now and will cover financial things later on, but any operational dis-synergies you see or not from this spin-off?

And then second question, just more of a structural growth question, you obviously presented the positives of a three-player market and just wondered your thoughts on the theoretical undermining of that structural quality argument by the fact that you have the asymmetric market shares, the fact that Salt has a low market share in consumer broadband , but it is obviously is looking to grow similarly across mobile. Just thoughts on the kind of structural market growth that you see underlying your consumer growth outlook. Thank you.

Andre Krause, CEO of Sunrise
Yeah. Let me cover your dis-synergy question first. So, we believe that we have covered these services that we are benefiting from today from Liberty are well contracted for the foreseeable future. If you think about our product related TV services for example, we have a contract that covers us, at least for the next 5 years. So, from that perspective, I think there is no real short-term dis-synergy that we are seeing, as we have pretty much secured everything that we need on an arm’s length contractual basis for the foreseeable future with Liberty. So not expecting any, any larger impact on the negative from the spin off.
Your second question was…Ah yes, we player market. Yeah. Yes. Yeah. Yeah. So, I think first of all, if you look at the market from a distance, you figure out that the incumbent is sitting on an unusual high market share and that the competition dynamics has really shaped up just recently. With Salt and us gaining share. I think that picture will probably stay for a while and the asymmetry in the market shares, if you look at the size of Salt, while they are a bit smaller in mobile, they are not that much smaller in mobile. On fixed, they only have a very limited offering as they only are based on fiber, which only gives them access at this moment to 40% of the market, which will grow through the rollout of fiber up to 60%, maybe 70% in the next maybe five years. So, and yes, there will be more competition, and they will gain share, but we are not seeing that as a challenge for us that we cannot grow our market share. But yes, there is more competition that we have to deal with. And if you look into the past years then you will always see that from a customer growth perspective, we were, nevertheless, despite all the competition that we had and Salt is out there with a fixed proposition. Now I think for three years, so we have throughout all of those periods having a continuous momentum on our own growth. So, I would not say that this is a detriment or a structural hindrance for us to win share and to drive growth.
Many arms came with maybe room for one or two questions. I think here on the second line. We'll go to the back. OK. All right.

Analyst from Morgan Stanley

Thank you very much. [Inaudible] Christine from Morgan Stanley. I have two questions, more medium to long term. Firstly on price and power. So beyond the promotional activity that we see at the moment, if we look at the fundamentals of the Swiss markets, they are very good and we discussed some of the drivers. So with that in mind, how should we think about the market pricing power? We've seen some good signs last year, some price increases. Also, some inclusions of inflation links into the contract, so how do you see this pricing power playing out in the market over time? So that's my first question.
And my second question is on Salt. You discussed there's more market share in fix at around 5%. Given that their footprint is also increasing, as the fiber rollout will increase. Of course it's a gradual exercise, but they will there, how do you think about the impacts on the market? Who is more exposed to Salt’s growth? Is it you guys, is it more Swisscom and what is your, what are your assumptions in terms of the impacts on your own market share on broadband? Thank you very much.

Andre Krause, CEO of Sunrise
Yeah. So in regards to pricing power, I guess that's the $1 billion question, right? So, can any telecom market substantially increased pricing power? I think what we have learned last year is through our price increase that we have been able to have a pretty strong net positive contribution of that, which is also probably benefiting from the fact that we haven't done such a price increase for a long period of time. On the other hand side, as you've seen, inflation is rather low in Switzerland, so that does not really give a lot of argument to increase massively the price points. But I would definitely see that we have opportunity to use our pricing power going forward, not only the price increases, but also in the way we are bundling services, and with that we actually are providing discounts, or lower discounts, as transparency for bundles will be different than transparency for single product offerings. And I think that will give us a great opportunity to exploit pricing power more within existing customer relations than necessarily on single products that are then put into the window for winning new customers. So, I think the market has an opportunity to improve here, I think also, talking about Swisscom, they have demonstrated that they have now reduced the amount of promotional activities and aggressiveness, and I think in regards to their financial outcome, they are clearly visibly benefiting from that, which of course is a learning, not only for us, but also I guess, for Salt.
On your second question, from whom is Salt going to win? I think if we are looking at our customer base now, our mobile customer base and our fixed customer base is now quite solidly positioned versus where the market price level is at this moment. So, I think the exposure risk is less on us and potentially more on Swisscom. But we don't take this lightly, and something that is very important for us is that we really on each and every area where fiber is coming to market, hence Salt is entering the market, that we are really on the spot, hardening our existing customer base, but at the same time also looking at how we can convince customers that when they move to fiber, because it is a moment of change, it's a technical change, it's a migration, it's customer effort, that customer effort is also a good opportunity for us to tap into the market to win share in areas where we are not fully at our market share at this moment in time.
Many more questions here. All right, Robert.

Member of Audience
Thanks. When did the innovative devices as a service product start please? Is there material volume at this stage or is it about getting ready for the next iPhone iteration? It sounds good for volumes. Is there an upfront benefit to EBITDA or is it a smooth effect over the lifetime please?
And the Swisscom is clearly a big supplier for you guys. They're cracking on with fiber, which is a good opportunity. Have they sought to get some extra wholesale price from you for their now they're having to build point to point rather than multi point? Thanks.

Andre Krause, CEO of Sunrise
Right Christoff, you want to take on the…

Christoph Richartz, Chief Consumer Officer of Sunrise Main Brand
The yes. So, we launched device as a service exactly a year ago with the launch of the last iPhone. So, it's now a year in the market. With Samsung, we launched it in Feb this year, so it's a very brand new product and seeing the take rates, it is super appreciated by our customers. They really go for it across all of our channels. So, for me, it's always a thing about customers. I have channels with human interactions. I have online channels where a customer decides on its own. And the value of the proposition is that strong that customers choosing online in exactly the same shares and in offline channels. So, the product is well landed in the market and shows sustainable growth. So the price tag for the product is 15 Swiss franc. It’s not the five Swiss franc objects 15 Swiss franc every month. And we see launch of the new iPhone and you will see it tomorrow, we are going in a new approach with this flex option, how we call it, with the bundling approach that was Andre talking about. We are bringing three products together and that unlocks a discount. So together with this product, we want to bring down promotion aggressivity in the market that the customer needs to buy more than one product from us to unlock a discount.

Andre Krause, CEO of Sunrise

Sorry and your second question in regards to the Swisscom, what was the exact point that you were?
[inaudible]
Well, we have no granular information on how that evolves footprint by footprint, but we are of course monitoring what type of outflow we have for new fiber footprints, which gives us an insight of how we are doing. We also look at the inflow that we get on additional footprints. So, I think we are doing quite well, but for sure Swisscom has a bit of an intelligence advantage, as they are sitting on all of the wholesale services and can see live how this is going. Swisscom doesn't really have an advantage. They give access and pre notification on if new fiber footprints are coming to the market. Then there's I would say a fair race between all operators who have equal opportunity to go after those customers at the same time.
You’ve held up your arm so long. Second row here.

Luigi Minerva, HSBC
Hi, thank you. It's Luigi Minerva from HSBC. The first question is on HFC and you've presented it as an advantage, you know, having multiple network platforms. But I guess playing devil's advocate, do you see a future for HFC in Switzerland, given the incumbent fiber push? Perhaps you can give us like a short-term view and five years view.
And secondly on the growth avenues, you've clearly signaled that you know whether you use Sunrise or the flanker brands or B2B the marginality of that growth will be different. So how do you balance, you know, the investments on these three avenues, between growth and margin.

Andre Krause, CEO of Sunrise
Yeah. All right. So firstly, on the HFC question in the next network section, Elmar will give you a lot more color on how our strategy is actually working here. Just a short message before we go there. So, we believe that our HFC network now is the upgrade to 2.5 gig for the next couple of years is very well positioned. Will we take it further with DOCSIS 4 to 10 gig? We don't know. I think rather unlikely given the economics, but we have access to fiber anyhow, so we are not at a disadvantage. We are potentially then moving our wholesale share upwards up until to a point where we can then potentially even overbuild our existing HFC footprint with fiber. But I think we have lots of optionality, and we are not concerned in the short term of this, as we are sitting on a really strong HFC network, which is all coming together. And the fact that we are still, we're looking at what we are selling to our customer today. We are still selling more than 50% of HFC to our customers, and most of these customers have a choice that they also can buy fiber. So, the product is convincing because it is a high quality and good product.

All right. We're really running out of time. We've time for one more question. Right side on the right side.
Joshua.

Josh Mills, BNP Paribas
Thanks very much. It's Josh Mills from BNP Paraibas. I'll stick with a branding question, because there was some interesting slides put up about the sub brand push, but also discussion of the cannibalization risk. So, the three parts of the question would be firstly, what's the ARPU differential today on average between the Sunrise and then the yallo brand?
Secondly, you mentioned that about a third of mobile customers, one in 12 fixed customers today are on the sub brand versus the main brand. What was that, say two years ago? And where do you expect that to go to?
And then the final question, you gave some interesting detail about the 80% gross profit margin. I think 50% EBITDA margin on the yallo brand. How does that compare to the same margins on the Sunrise brands? Thanks.

Andre Krause, CEO of Sunrise
All right. So let me take the last one first and then Christoph and Stefan can jump in. So I think the margin that Stefan was alluding to is more like a contribution margin than a real EBITDA margin, including the cost of the network. And on that level, it's quite comparable to what also our main brand is doing.
Want to talk about the ARPU situations in your business?

Stefan Fuchs, Chief Consumer Officer of Sunrise Flanker Brands
So, on the on the flanker brand side, the ARPU on fixed versus the main brand is obviously lower, right? I would say it's about double digit, but, you know, not much more than that.
We're not going to exact our full details here right now. On the flanker side, how they evolve, the evolution has gone. I think the most important thing is that on the cannibalization side, there is hardly any cannibalization of main brand to flanker brand because customers move in both directions and so obviously you stayed very stable trajectory for that over the last couple of years.

Andre Krause, CEO of Sunrise
All right.
Sorry, I know there was, there were many more questions. We have some two more Q&A sections. There was something of high importance and please keep that for the last session at the very end. Then we can revisit that for sure. That now concludes our first Q&A section, and we are now getting into a 20-minute break. So, we are back on screen, and I ask you in the room here to be back in the room in 20 minutes, which is exactly at 5 minutes, no what is it? 20 minutes to four. Thank you.
[Intermission break]

Andre Krause, CEO of Sunrise
We're now going to talk about the most important foundation of our business, which is our network infrastructures and our IT system architecture. Without that no telco in the world can actually exist or survive and we are benefiting from not only world class networks, but also from a great IT infrastructure architecture going forward. First I'd like to hand over now to Elmar Grasser, who you will talk to our network.

Elmar Grasser, Chief Technology Officer of Sunrise
Hello, good afternoon also from my side. I'm the CTO and as such I have a passion for technology and innovation, but only if it matters to the customer or if it improves the cost efficiency.
Now before I start my presentation, I would like to share four key messages with you that I would like to convey today. First, our hybrid strategy offers the best gigabit coverage in Switzerland better than on any competitor. Second, our hybrid strategy ensures cost optimization, because we have the choice to buy or build infrastructure ourselves. Third, our FTTH, our HSC infrastructure is fiber rich and has more steps to be upgraded. We just upgraded it from 1 gigabit to 2.5 gigabit and there are more steps that we can do, but I will explore that later. Fourth point, our mobile network is one of the most advanced mobile networks and most advanced 5G networks in Europe and worldwide and therefore the main investments have already happened. We have about 80% of the sites are already on 5G connected to fiber and I will explore to the that later.
The fact that we have done the main investments already is then also reflected in the numbers that our CFO, Yanni, will present and consistently show.

Now, to my first point, Sunrise offers the highest gigabit coverage in Switzerland on one hand with our own HFC infrastructure, we are covering about 60% of the dwellings in Switzerland where we can offer 2.5 gigabits per second. Via wholesale deals, we have access to fiber from Swisscom and from the utilities with a coverage of about 40% of the dwellings in Switzerland. There we can offer 10 gigabits per second and then we also have access to DSL, with speeds up to 500 megabits per second. So as a summary, we have a speed advantage in large parts of the country.
To the second point that I mentioned, our hybrid strategy also ensures cost optimization. Already now our base uses, 57% of our base uses our own infrastructure and the inflow of the new customers that are coming are still to 54% using our own infrastructure, despite the fact that we have been overbuilt by more than 50% in the country. If I draw your attention to the next point here. So, our ability to choose to build ourselves or to use wholesale has also helped us in the whole wholesale negotiations, as you can see over time, we have improved our cost position by 11% since 2023 until now, since 21 until now. And that is for sure also due to the fact that we have the optionality, which is shown here on the third side of the slide. We have the ability to buy or to build ourselves while at the moment we mainly use our hybrid strategy. So to use the wholesale deals, but the optionality is important and I will come to that later and explain that in more detail later.
To the Third Point that I mentioned, our HFC network is really future proof. It we have just upgraded it from 1 gigabit to 2.5 gigabit per second. There are more steps possible like upgrading it to 5 gigabits per second or by introducing DOCSIS 4.0 we can even bring the download speed to 10 gigabits per second at the moment, which is not on the slide, we are rolling out the trial to 17,000 households where we are upgrading the uplink to test and see how the customer perceives that and how important it is to the customer?
In terms of customer experience the HFC NPS is at the same level as FTTH, so there is not really a difference in how the customer perceives the two technologies and in terms of the activation process, the HFC process is even better even more seamless because we have it totally under our control, and as I mentioned, it is an excellent customer experience with immediate activation, plug and play experience.
Now let me deep dive a little bit into the HFC infrastructure, so our HFC infrastructure is fully-ducted and the backbone is fully based on fiber, so the transport network is fully based on fiber. Basically, it's only the last mile that is based on cable technology. We have launched 3 pilots in Samedan, Pontresina, and [inaudible] where we have upgraded also the last mile to FTH so we can do that based on our existing infrastructure pretty cost efficiently and have shown this in those pilots also. Our IT colleagues have already provisioned the systems in a way so that we can also provision customers on our own FTP infrastructure. So we have the capability to upgrade also our HSC infrastructure to FTD, as we have thrown in the pilots. We are not proceeding this at the moment further, but we can at any time when we think it makes sense. If we now take a look into the coverage areas that is not covered by HFC, nor by FDH.
We as Sunrise can also leverage the compelling alternative to DSL, which is FWA. Andre mentioned it already. So it means using 5G, the 5G Tower, easy to install for the customer and therefore accessible with speeds up to one Gigabit per second, which is even superior to what DSL can do. We have now in Switzerland about 75% of the population is covered with fast 5G. We would offer it only with the so-called fast 5G. Actually, this is the number from end of the end of last year at the moment we are already at about 78% fast 5G coverage and we will certainly progress in rolling out the 5G network even further.
What's also important for the customer is that we use latest technology at with the equipment, with the customer and that it's plug and play, you can see here on the left hand side are the modems that we use on the fixed network side and the white one is the one that we use for the FWA, it's a Nokia modem that we use for FWA.
But even more important is the fact that we have a very seamless integrated Wi-Fi expansion systems, including the very innovative Plume Wi-Fi extenders that are really plug and play, and we can also remotely see how well the customer's equipment is connected to our WIFIs and can help the customer to even improve the situation.
In home with this approach as well as with other measures that we took overtime, we have improved the reliability NPS for Internet MTV quite significantly and we are in the process of even progressing that further. We will never rest.
Now coming to the mobile network. We have one of the most advanced 5G networks. 5G is at approximately 99% pop coverage, 4G is at 99.9% pop coverage, 4G at around 99 pop coverage. The high speed 5G coverage is now at around 78% coverage, 75 was the end of last year, so we are still progressing as you can see and the average download speed measured in umlaut benchmark tests this at 73 megabits per second average. If you look at the high speed high definition video, you need approximately 5 megabits per second, so there is pretty a lot of headroom to use 5G on the mobile side.
Now, looking at benchmarks, international benchmarks, Umlaut Hudas tests for about 70 countries in the world, we are ranked number six, only about two percentage points away from number 1, which as far as I know is in the Netherlands, which is a bit easier to cover. We have been rated outstanding as the only operator worldwide 8 times in a row, which really shows that we have consistently worked on improving and further improving the network for the perception of the customer and we will continue to do so. We are not resting as I mentioned, so we are looking into rolling out five GSA next year, especially for improving the indoor coverage, but also the latency for the customer for those customer segments that are interested to that. We are going to switch off 3G next year in order to give valuable resources to 5G or 4G.

So we have already switched off 2G, which means that it's a very advanced status. It reduces complexity and uses resources that we can then shuffle towards 5G. In order to do that, we have the equipment ready to support that. So the equipment, the hardware supports this moving of technologies, moving of resources from 3G to 4G or from 3G to 5G or from 4G to 5G. So the equipment that we have on over 80% of our sites, in terms of 5G is supporting all these reforming measures, which is very important. So as I mentioned, a very well invested network where the biggest investments have already happened.
As I mentioned, we are now over 80% by the end of 23, we were at 97% of the macro sites have been with 5G. We are now at around 83% of the sites are already connected to 5G, all 5G sites are connected to fiber. And close to all sides are anyway connected to fiber in our network, which normally is a huge investment that you need to do in order to have the sites connected to fiber.
Now on, if you look at how the 4G traffic has developed overtime, you can see that over the last two years, the 4G traffic is not really growing anymore, which really helps us to cope with the overall traffic growth that we have because on 5G you see the traffic is still growing heavily and will continue to grow. But the advantage is that we don't need to invest into 4G anymore, we can reduce the investment on 4G, 5G is pretty underutilized, so we are now mainly moving traffic from 4G to 5G. Which is, as I mentioned, quite an underutilized network at the moment, we are at over 30% of the traffic that is on 5G. In European terms, that's for sure one of the highest percentage that you will see in terms of 5G traffic.
Now what is very vital for a mobile operator is the situation around the spectrum. We have very good spectrum in all areas in the high band in the mid band and as well also in the low band. I have never worked for an operator that has such a good, normally only incumbents have such a good low band situation we have 30 megahertz of 900 FTD spectrum, which is pretty fantastic. We use most of it already for 5G and strategically overall, we are positioned very well for further ongoing migrations towards 5G. So as I mentioned already, we're going to switch off 3G, we're going to move after that then 4G spectrum towards 5G and as I mentioned already, the equipment supports that without any hardware replacement. That is purely done via software, so we're well placed in terms of spectrum availability. Most of the spectrum is available until 2034. That is the newer spectrum on the high band 5G and some other spectrum bands, and 27 there will be auction, most probably of the other spectrum. We don't expect new entrants to come in, so all operators in Switzerland are interested in staying with the spectrum that we have and get a prolongation of the license that we have. For new entrants, it will be very difficult because you have the situation that you would need to bring coverage obligations that are pretty tough to reach so, I would say rational environment that we can count on in Switzerland.
Now what is also important for the success is Partnerships, long term partnerships based on win-win situations and we have on one hand. In 2017 we sold about 54% of our sites towards sell next. We're leasing them back to very predictable conditions, so no big surprise is expected from this side. We have a long term relationship with our supplier Huawei on the fix as well as on the network side. Very leading edge technology, especially on 5G that we are profiting from. We have a network cooperation with Salt already since about seven years. Very efficient, very pragmatic approach where we help each other in coverage, still expandable based on AMOCN technology. So super efficient and smart way of sharing networks and then we also leverage our access to the PAN European entertainment systems. You know, these systems are always in the flow, need to be developed further so it's good to have access to the Pan European entertainment and connectivity platforms that we get through our shareholder liberty.
With that, I can only repeat of what I said at the beginning, so our first point, we have the best Gigabit coverage in Switzerland. Secondly, we are well placed in terms of optimization, financial optimization because we have the choice to use our own infrastructure or use rented infrastructure.
Our HFC systems are upgradable with many further steps as I have already shown and our 4G network is in a very advanced status. The main investments have already happened and that is then also reflected in the financials as Yanni will present them.
With that I will hand over to my colleague Anna Maria, who is running the IT.

Anna Maria Blengino, Chief Information Officer of Sunrise
Good afternoon, everyone, also from my side. Today, I would like to reassure you in my role of CIO, that in Sunrise we have everything we need from an IT perspective to deliver the future plans presented by Andre and by my colleagues before.
We have successfully completed the integration of the two previous IT landscapes. We are implementing a future proof IT architecture. All this with no business delivery interruption and running with very stable operations. Our integration has been a success from a financial and from a business point of view, if you look at the left side of the slide, you can see the main achievements that we have reached during the consolidation phase.
First of all, we have executed the synergies by the commissioning, the duplications and the old legacy tools and also by reducing the IT operational costs. We have then granted the company with the harmonization of the working processes, especially in the HR and in the finance area. We have introduced capabilities that allow us to reduce our time to delivery.
We can now deploy the majority of our software in short cycles of two weeks. This allows business to realize early benefits with their commercial offerings. And we have enabled the customer migrations. You heard a lot about this. We’re granting the whole customer base the same marketing opportunities and the same care experience.

In the meantime, we have worked at transforming our IT architecture to enable sunrise with future proof capabilities. First of all, we have looked internally and we have set in place a top in class digital workplace for our employees collaboration tools that support our multi locations and hybrid sourcing models. Our internal processes have been digitalized with the full paperless experience.
We are introducing platforms to support new marketing propositions and new revenue streams. What you heard before about the additional services, more robust product catalogs, new marketplace platforms or network integration layers for our 5G use cases. We have digitalized the customer experience while using our online channels with easy onboarding, personalized offering, omnichannel journey and the online care.
And of course, we have kept a very close eye on the newest emerging technologies. Our enterprise data platforms maximize the value of our data assets and enables seamless integration with AI models. You heard before from Andre, we have in place a set of generative AI use cases. And on top we are running a multi-year claudication journey for our IT infrastructures to leverage on scalability and cloud native functions. And as a result of the maturity level reached by our architecture, the transformation capex is phasing out.
Important to highlight that we performed the consolidation and the transformation phase without business interruption.
We have delivered at pace the business strategic milestones without freezing the demand. From day one, we have ensured the continuous go live of the key strategic milestones like the rebranding the new fancy portfolio, the new TV experience or strategic products like the device as a service. That took us quite a big work, but it was done in parallel. And despite this immense volume of work, we have improved our operation stabilities with a significant reduction in number of outages. This also thanks to the replacement of the old legacy systems with new, more modern and stable platforms.
So this is Sunrise IT. The UPC Sunrise integration has been successfully completed. We have in place fit for purpose and future proof IT architecture. We deliver fast and we are running with very stable operations. After thirteen years in this IT, I feel so proud of leading it. Thank you for your attention. Back to you, Andre.

Andre Krause, CEO of Sunrise
Thank you, Anna Maria, and thank you, Elmar.
Let me again recap what you've heard on Network and IT. So firstly, let me start with the mobile network. I think you would probably agree this is the world class mobile network fully enabled with 5G with plenty of capacity to come. Further spectrum opportunities to refarm spectrum onto

5G to make it even stronger and we are very well positioned to drive growth on the back of that mobile network on fixed we have a very unique hybrid network strategy. I would argue best of both worlds. We have a strong HFC network that probably has quite some runway ahead of it.
Looking at HFC in Switzerland, we are benefiting from the fact that we have less population density and less market share, which means that we still have a pretty strong product that we're delivering. In many other countries, the busy hour performance that is delivered is suffering from too much load. That's not the case in our HFC network today. And hence we have upgraded to 2.5 gig. It even improves the stability of our service and that we can deliver over HFC. The wholesale agreements that we have on fiber give us access to fiber wherever it's going to be built. Opportunity for us is to offer HFC and fiber and the customer chooses which infrastructure he wants.
If more customers get onto fiber, we will reach a point where we may need to make a decision of whether we want to overbuild ourselves or strike more attractive wholesale deals going forward and potentially dismantle the HFC network as a given point in time. That is a unique feature of our setup and allows us to have a very cache efficient network running while offering fiber and HFC in parallel.
And lastly, talking about IT, I can only echo what Anna Maria said. I think we are all very happy to have such a great IT infrastructure that allows us to not only develop fast, but also to roll out and run on a high-performance level. That is crucial to our business to drive innovation and crucial to service our customers as the best possible experience. So overall I think with network and IT we are very well set to support the strategy of our business going forward.
Now let me also talk about sustainability and governance. Sustainability is very important to us and the impact that we have on society and on people is something that we take very seriously.
Now, today, I'm very proud that we can talk about our first Sunrise impact ESG report that we have issued just this year. The report is available on our website and you can have a look at it. It actually talks about the achievements that we have been able to accomplish in the past couple of years. Giving you some examples, we have an employee base that has 18 nationalities, so it's quite diverse in its setup. We have already moved 100% of the electricity consumption that we have to renewable energy sources. So from that perspective, we already made lots of progress in what we have done as a business.
This also has gotten external reputation, so you see we have improved our CDP rating from D to B. We have also gotten an EcoVadis rating of platinum, which is only just 2% of the 25,000 participants are actually achieving that mark. So we are very proud of getting that that award in. Also we are ISO certified on ISO 27,001 and ISO 14,001. Which I think is very important also for our B2B customers as it represents our ability to deliver on a sustainable quality level. And given the fact where we are with our activities, we have also been able to strike sustainability linked financing arrangements for some of our financial instruments.

Now, not only what we have achieved up until here, but also going forward we have set out clear targets of what we want to achieve in the foreseeable future. Talking about people, we want to actually increase the share of women in leadership roles to more than 25% by 2030. We also want to improve our engagement score of our employees above 8.2, which is like the top quartile of players that are actually getting there. In regards of planet, we are reducing our greenhouse gas emissions in scope one and scope 2 by 51% and scope 3 by 30% by 2032. And we will have all of our company car fleet already on electrical vehicles by end of this year.
In regards to progress or the impact that we have also on our business through the activities that we have, we want to further work on a very high operational availability level of our networks of 99.9% and we want to also deflect more calls onto digital means going forward.
And lastly, we also are committed to continue the recertification of our ISO certificates on a year by year basis. And all of that is actually baked into our variable renumeration that we have not only for the top management team, but for the entire business. This is part of the reliable renumeration to a 10% degree is linked to us achieving our ESG target.
Now let me also talk about the “G” of ESG, Governance. That's a little bit of a recap because you have seen that chart earlier today when we've shown the video from Mike. But I also want to reiterate that we have been very glad to build up such a strong board supporting our business going forward. With Mike chairing it and providing lots of continuity, but also massive insights, not only from a local perspective, but furthermore also from a global perspective.
We have a variety of nationalities with three members coming from Switzerland. Edinburg is not coming from Switzerland, but he was raised in Switzerland so also has quite some heritage in Switzerland and knowledge about the market. Additionally also with Enrique and Lutz, we have two former colleagues from Liberty Global, which have a wealth of experience globally and for many different markets. Also very happy to have two former board members rejoining, Ingrid del Tara, who was a former board member but also Thomas Meyer, who was the chairman of Sunrise before the merger. Thomas happens to be here today, so thanks for joining us today, Thomas and I think happy to have a coffee with whoever wants to meet Thomas today. And we are also very happy to have Catherine Muleman joining. Catherine has a background in the media industry, was at the time the CEO of MTV Europe and recently also was a board member of Swisscom, so combines telecoms and media knowledge and we are very happy to have her on board as well. So I'm very glad to actually work with that strong board set up going forward. And I'm pretty sure they will support us on our journey into the future and will also not only guide us, but also challenge us where that is necessary. Now with that, we come to the Q&A of our second content blog of Network IT and Governance and sustainability.
And I'd like to ask Elmar and Anna Maria to join me on stage and then we are opening up the floor for Q&A. As we have had plenty of questions earlier, I would like to ask you here in the room if possible to restrict yourself to just one question to give the opportunity to other colleagues as well to raise their questions.
Over here.

Audience Member, Barclays.
Just a question on fixed wireless access because you mentioned it quite a few times in the various presentations. You want to capitalise on your leading 5G network to offer those high speeds. But do you see the FWA being more for the areas where there's no fiber and coax of the 1.6 million home is becoming one in a few. Do you see it as a a complement to fibre? Or maybe you can use it instead of fibre as some markets. I'm just thinking sort of five years ahead. What proportion of your base do you think will be using FWA or broadband base using FWA?

Andre Krause, CEO of Sunrise
Thank you. Yeah. Well, so we are rather seeing it as an alternative in areas where neither fiber nor cable is existing because that's where customers today are falling back on copper connectivities, which today at a maximum are providing like 500 megabits and hence the fixed wireless proposition is strongest in those areas. We have seen steady uptake, not only in those areas but also in other areas. Because there's also a convenience factor of course that fits with FWA, so you can actually move your access wherever you go and there's also a segment of customers that actually are liking that. But we are very much promoting it as an alternative to copper in particular. Will it become a huge business? Hard to say. We see that customers that are actually getting onto it are really liking it because in the absence of other technologies and highest. It's a great setup to work with, but it's also something we need to actually the convincing of those customers because it's something different. If it comes over the air rather than you have the security of putting a plug somewhere and you have a connectivity. But I think we will, we will see a growing business on FWA. I don't really have a good prognosis of how big it's going to be. We hope it's going to be far bigger than it is today, will it be really significantly moving the needle? Probably not. But we are also not expecting that fiber roll out will massively go beyond 70% population coverage. Hence there will be a quite significant area of the country where there is a good playground for FWA.
Yes. Thank you.

Audience Member, New Street Research

So, I mean Elmar, you put up a slide, I think it's the first one in your presentation where you showed you've got 60% of the country at the moment, HFC owned 0%, FTTH owned. What's your vision for where that goes to at the end of the guidance period you're giving to?

Andre Krause, CEO of Sunrise
And I think for the guidance period is the mid-term guidance, I would not expect that we're going to build out a lot more fiber in that period of time given the fact that fiber penetration is actually only gradually growing and we still have a very strong HFC network. For us, a switching point in many areas is determined by the cost of the build out of FTH and the cost of wholesale. The cost of wholesale could change overtime. We have to see where that goes. At this moment, you could, as a rule of thumb take we need to have like a 30% penetration in a fiber footprint to make the economics more attractive to move to our own infrastructure. Now we are very far away from that in most of the areas in which we are operating. So for the foreseeable future, I think we are not expecting to see any material fiber investments. We did some pilots that Elmar was alluding to because we were keen to understand what it takes us to overbuild our own existing HFC network, which by the way, is fully ducted. It consists of a lot of fiber today, but nevertheless, of course, the last mile would need to be fiberized and that's what we did in the three areas that Elmar was showing. But for the guidance period, I don't think we're going to see a lot of FTTH roll out in that period of time.

Audience Member, New Street Research
So the follow up note is that most of the capex you're showing on the fixed side is going towards DOCSIS 3.1 and maybe even DOCSIS 4 upgrades on the existing network rather than FTH.

Andre Krause, CEO of Sunrise
Yes. By the way, we are also on DOCSIS 4, I want to mention that we have no plans to actually roll out massively DOCSIS. As for, we have this additional pilot that Elmar was talking about where we are testing on DOCSIS 3.1 to put more frequency allocation to the uplink, which already is a significant investment per household that we would need to do and going to DOCSIS 4 for the economics are getting more challenging because there's a lot more passive equipment in particular that has to be exchanged to allow it for the broader frequency range that is required to go to DOCSIS 4. So that is something that is not in the cards for the moment, but we are actually observing the situation and also where the cost is actually going to. But at this moment, it's also nothing that is baked into the numbers, nor we are expecting in the medium term.

Steven Malcom, Redburn Atlantic
Hi, it's Steve Malcolm from Redburn. It's a very similar question to James. I think, Elmar, you said that 50% of your HSC footprint is overbuilt by fiber at the moment. So what? I've looked at your overall sort of numbers, I should think you've got 30% is kind of HSC only, 30% is HFC plus fiber and then you've got another 10% in the country that's kind of fiber only. So the question is when you look at the end of the decade, what do you think the overbuild's going to be? You know, as Swisscom and utilities build out some more fiber and then sort of beside that, you know, it strikes me you do have one quite significant advantage at the moment that you are you and you said it yourself, you've got the sort of largest 2 1/2 gig footprint in the country, 70% effectively. I mean, do you ever think that you should push a bit harder because I guess once those customers are on the higher speed they're less less churn at the moment. You're not really adding any broadband Subs. It's kind of flat, but is it tempting to kind of press a bit harder to thwart? So as it gets access to more fibre coverage, just interested to know your kind of strategic thoughts around that.

Andre Krause, CEO of Sunrise
Yeah, absolutely. I mean we strongly believe that the 2 1/2 gig product is a product that gives us really an edge on the marketplace at this moment. And in particular in areas where fibre is not yet existing. And to your first question, I think by the end of the decade following Swisscom's roll out announcements, we probably will be overbuilt to probably 100%. So this HDFC opportunity in the meantime is with 2 1/2 gig convincing the customer of a great access and making the move to fiber kind of marginal to those customers so that they stay as long on HFC as it actually makes sense for them. So we think that from that perspective you would HFC has a significant runway and we believe with our investments that we have made on 2 1/2 gig, we are well set up to utilize that to the best possible extent.
Another question from Paul over here.

Audience Member, UBS
Hi. It's Audience Member from UBS. Just in terms of the plan that you've laid out suggesting that you could wholesale rather than build, but could you maybe just give us a bit more detail in terms of what the build costs could be in terms of a rough cost per home passed, either for DOCSIS 4.0 or in terms of FTTH rollout. And could you also maybe explain why your capex's sales is coming down in terms of your kind of forecast over time down to 15%, what's the main element behind that?

Andre Krause, CEO of Sunrise
Yeah. So firstly on the fiber build out cost, that of course is a function of the population density of a given footprint. So we see in Switzerland that this ranges between 1,500 Swiss francs per household and could easily go up to two or three in some cases, even above 3,000 Swiss francs per home. So that is significant and hence we are also not foreseeing that there will be a roll out well beyond 70% because the cost per home are significantly high compared to the rest of the footprint. Now talking about HFC and dogs is for, I mean we have to see what the cost of DOCSIS 4 is for really going to be latest estimates that we were using were in the range of 60 to 70% of what a fiber rollout cost would be. So at that cost, I think we would rather wait to go straight to fiber, if that makes sense, rather than to make that interim step. That will still not bring you the full fiber capabilities, but only DOCSIS 4. But it's early days, right? So, I think we haven't seen too many DOCSIS 4 rollouts in the world. We have to see where equipment and costs go to. And as I said earlier, one of the big challenges of DOCSIS 4 is for is that a lot of passive elements in the network closer to the customers home have to be replaced. That's really a cost driver and is a large chunk of investment. Why would we go later on to fiber, we are benefiting from the in home cabling that is being done by Swisscom through their roll out, so we can rent that infrastructure instead of needing to actually build it ourselves, like for example on the HFC side. Hope that answers your question.
Capex sales, yeah. So mainly I think we have the normalization, we are not expecting that we need to invest a lot into any rollout activities on DOCSIS 4 or fiber in the foreseeable future. We have seen our DOCSIS 2 1/2 invest is now in the numbers. That's reason why it's coming down. And also, as Elmar has said, our 5G investments are pretty much done. So we actually have less need for those 5G investments plus also cost to capture is reducing. And as Anna Maria was talking about our IT infrastructure invests from an architectural perspective are very much in the numbers already.
Thank you very much.

Audience Member
Andre, you mentioned the option to dismantle the HTC network down the road. It would be very useful if you could flesh this out a bit further and maybe link it if relevant to the network utilization rate. So how much is your HFC network utilization rate to and how low that number has to go before you can start to think proactively about shutting down the network. Thank you.

Andre Krause, CEO of Sunrise

Yeah. So I think this would be very much an area by area decision than a country wide decision. So we would look into, for example, a certain footprint is overbuilt by fiber and the penetration of our network is coming down and the utilization is falling below, so that the running costs in comparison to the amount of customers that we have on that footprint are no longer making economic sense. There will be a moment to potentially force migrate those customers either onto wholesale or to potentially build out our own, our own FTTH and dismantle the HFC footprint. Now from a timing perspective, in most of the areas we are quite apart from getting to 30% or above 30% fiber penetration through us in a certain footprint, which at this moment is, I would say the rule of thumb, the economics where wholesale gets less attractive compared to build out ourselves and have owner economics on that footprint. Again, I want to mention that this is also a function of the wholesale pricing. Imagine we would have that 30% on a certain wholesale partner, let's say Swisscom, and we would tell them that we would migrate 30% of the customers in that footprint after we have built out. I think we're going to have a commercial negotiation of the price points, maybe on a local basis or on a countrywide basis to have a convincing argument for us to actually rather stay on wholesale.
So then and we haven't run the calculation, so I can't tell you at what utilization level or an area by area we would dismantle HFC, but I would expect it has to materially go down well below 50% because the running cost of that networks are pretty much the capex we have to invest to keep it running, while the opex cost is relatively. Nevertheless, it is a factor in our numbers and of course we would fully go on to a fiber network or to a wholesale solution. There's a significant amount of opex and capex that would go out of our numbers as well. I hope that answered your question somehow.
Robert.

Audience Member, Deutsche Bank
Yeah. Thanks. Where are we on EMF regulation and so-called high risk vendors in Switzerland? I think there's no change expected, but just to confirm, there's no nasties in the pipes on that.

Elmar Grasser, Chief Technology Officer of Sunrise
We're still, we're still hoping for small relaxations, kind of new calculation methods, but not not really, very realistic to come very soon, but you never give up and we're working and let's see whether there are any of these coming up. So the numbers that we have in the in the financials are all based on no relaxations and continue the situation as it is.
Andre Krause, CEO of Sunrise

To your second question, is high risk vendors, so the government has pursued an analysis through barcode last year which has said that we have a state-of-the-art handling of that risks and that they are if the government would like to actually ban a certain vendor that there was the need for a telecommunications law change, which is now going through the through the process in Switzerland. We are expecting that such an option would probably be brought into the law in the upcoming years, but we're not expecting any near term change. Just if you look at the law making process, we are probably three to five years away from that to become effective and hence there is also no real change at this very moment to the situation.
In the front.

Audience Member
Oh, sorry. Thank you.
Just introduce the capital markets dynamic here. One of the big variables in this decision certainly for equity investors, potential equity investors is your leverage is very high, and I'm going to say very and we can discuss that a little bit later on, but it matters when you move to wholesale economics because the markets typically tend to derate businesses that are wholesale rather than infrastructure owners. And if you're a six times business with four times leverage and the market derates you to five times your equity helps. So this is actually a very relevant piece of the jigsaw to the debate you're having. Could you give us some thoughts around?

Andre Krause, CEO of Sunrise
Well, look, look, I think the impact that would come from us going to a full wholesale situation is around 1 to 1 1/2% in percent of EBITDA margin. The reason for that is the following. On the one hand side, we already today have almost 50% of wholesale in our fixed access because Sunrise was only having fixed access and if you combine the two businesses, that's the starting point. If you go to 100% and also deduct the cost reduction that comes from dismantling the HFC network, that's the outcome that you're going to get to. So from our perspective, it doesn't really materially change the margin situation that we have down to EBITDA and it also has further capex positives as we are not needing to invest further into the HFC network. The timeline for that is also not like within the next 5 years. I would probably say that's more like 10 to 15 years because fiber penetration is happening, but it's not happening at the speed of light, right? So it's happening rather gradually, at least at the experience that we have in the fiber areas that are existing in Switzerland since 2002. We have seen how that evolution was going and it's rather slower than what people were hoping for or what the expectation at the time was. So I get your point on what could be the potential impact, but we are pretty relaxed given the size of the impact that it's going to have.

Audience Member
But do you think equity investors will be relaxed. I mean, this has been a great presentation, but it's a capital markets day and I suspect this could be a huge thing in the tale for equity investors. Right.

Andre Krause, CEO of Sunrise
Well, I think if I would be an investor, I would be quite liking to see a business that has this optionality that we have, right? So if we were to do a fiber rollout, you're going to have a lot of investment and you need to wait for a long period until you recuperate that sound cost. The optionality that we have is we actually have a great HFC network that is fully invested and is fully upgraded to 2 1/2 gig and probably has a lot, quite some runway, right? When that runway ends, we have an optionality to overbuild ourselves area by area in a rather gradual way over a long period of time to get to our own FTTH footprint. More likely, we're going to strike a better wholesale deal deal that would improve the margins on day one while we actually have the opportunity to shut down the HSC footprint. But that is as I would say, maybe a decade out. And therefore I think it's not necessarily a concern of today for any of the investors and I think that's why it's so important to understand the benefits and the uniqueness of this hybrid strategy that we are bringing to the table.
Time for one final question over here.

Luigi Minerva, HSBC
Thank you. It's Luigi Minerva from HSBC. I just wanted to ask about governance, particularly on management compensation. So what are your KPIs for annual bonus and long term investment scheme?

Andre Krause, CEO of Sunrise
Yeah. So we have a pretty, I would say plain vanilla compensation structure, which has an annual base fee annual Base Compensation has an annual bonus. The annual bonus is linked to a number of KPIs, most importantly the financial performance of the business, but we are also looking at NPS and we are also looking at sustainability. Usually the weighting is between 60 and 70% goes on to the financial performance in regards to top line and bottom line and the remainder goes on to NPS and sustainability for the long term incentivization, we are fully looking into TSR, So total shareholder return being the share price evolution and also the dividends being paid. So very high alignment with shareholder interest across the compensation scheme that we're offering. Last thing I'd like to say because the board is not yet effective, so at this moment, there is a proposed way of how the compensation should look like, which will then be reviewed by the new summarized compensation committee. And then of course going forward, as in Switzerland, the norm investors will vote and approve the proposed structure and quantum of management compensation.
All right. That concludes our second Q&A sanction and thank you very much, Anna, Maria and Elmar. Now that we come to the part that probably everybody is most excited about with is the financials. So I asked Yanni to join the stage and to lead us through.
All right. That concludes our second Q&A sanction and thank you very much, Anna Maria and Emma. Now that we come to the part that probably everybody is most excited about, which is the financials. So, I asked Jany to join the stage and lead us through. Jany.

Jany Fruytier, CFO of Sunrise
So, first of all, thank you André. Welcome everyone. Also from my side. I'm originally Dutch, but have been for more than eight years now in Switzerland already. So feel partially Swiss. I have the pleasure to walk you through the financials that tie to the commercial strategy that you've heard and the network investments that we are planning.
Let me quickly recap what we have heard thus far. On the one hand, we heard Christoph, Thorsten and Stefan  speak about the growth engines. We heard Elmar speaking about the network investments that are coming down, and Anna Maria about the transformation that is largely behind us. And we spoke about the network migrations that have mostly been gone.
So with that, we have a stable platform ahead of us to drive total shareholder return, which we think is very attractive. So going through the financials, what we suggest to do is to quickly focus on the past, then zoom in a bit more detail into the present when we go into quarterly developments. And then lastly, as you have all seen already in the slides, I'll talk to you through the guidance and the different elements that come together there.
So first, talking about the merger so far. We started this process around four years ago. At the end of 2020 and since then we have completed around 90% of all the integration work. That has resulted in approximately 70% of the synergies that set in the numbers at the end of 23. And just to remind everyone, what we have guided for was around 300 million of FCF run rate synergies as we completed the merger.
Then, as part of the merger like normal, we implemented an new organization, we have taken those synergies. We have implemented new and harmonized processes and are nearly through the integration of the systems. Elmar spoke a bit about it, but there are some final synergies that are to come. Especially on the network integration sites, where we are harmonizing our head ends and the real core elements of the network.
We have integrated the two brands and we have set the main brand up for growth in the future and have implemented the loyalty concepts and have started the sponsorships that we showed you great movies on earlier.
As part of that harmonization, we have also moved the customers over like Christoph saying and clearly that impacted our financials in the past two years. And I'll show you that in a bit more detail in a second.
Lastly, and we spoke about that as well as part of the 2023 numbers, we implemented the price increase in July 2023, which of course then benefited our 23 and our 24 financials year to date.
All right. So with that, let's zoom into the last three years, André spoke a little bit about it, but let me go one level deeper. So revenue was flat and that was on the back of two growth engines that were fully functioning, B2B and flanker brand, where B2B, we expect an acceleration in the future due to the elements that Thorsten spoke about, but I'll go in a second in more detail there.
Then when we look at opex and the related flat EBITDA that André spoke about, I think it's important to break down opex because there's a number of things that go on at the same time. So let's start off by the synergies that we created by harmonizing the FTE base by implementing harmonized processes and by retiring a brand. So that was a clear benefit, whilst at the same time we invested for growth like the sponsorships like the loyalty platforms, equipping the flanker brand with all of the tools to be a full flanker brand and of course, at the same time we went through an inflationary period, where part of our energy and especially external costs were mostly impacted.
So debt. In total got the EBITDA flat and I think as we said before, as now goes to capture our falling out and the final tailwinds of synergies are still to come. That is a good platform for growth.
Then when we look at capex, you can see that it has continuously gone down. But I would like to focus your attention on the cost to capture line, especially in 2023 where we still have 40 million of cost to capture in. So just by that falling away, we expect the tailwind in our capex intensity together with the fact that the 5G rollout has been in most of those numbers and the integration that Anna Maria was speaking about. And so therefore the current capital intensity is elevated into what we see in the future.
Then. If we go to the next slide and we now focus on the present, let me talk you through the quarterly developments. First for the non-financial KPIs and then through the financials. When we start on the top left and we focus on the volumes, the one, the, the metric that most of you often very carefully follow, I think the mobile postpaid development can be characterized as flat.

There is some typical seasonality through there, but we have been flat throughout the last six quarters, and we expect that to be stable to slightly improving as the churn improves. Like Christoph was saying. I think on Internet a slightly different story. You can see now three consecutive quarters of positive net adds and we believe that is only the beginning.
Debt trajectory has been achieved by again the harmonization of the customer base is slowing down. Combined with operational improvements mainly on the main brand to reduce churn.
Those two non-financial KPIs has resulted in an approximate flat customer base. You see a slight decline in the tag line number that you see here, but that decline mostly comes from the legacy video base that we still have as part of the UPC legacy. Whereas actually if you look at the underlying digital customer base as we call it, that has been flat to slightly growing.
On the back of that mobile growth, especially that you see on the top left, you can see the FMC penetration continuously growing at the moment at 56% and we expect that to further grow by all of the elements that Christoph was speaking about. And then of course on the back of that further improving churn.
Then when we go to ARPU again, we spoke about it earlier now per half’s here rather in quarter you see a number of elements happening. And let me slowly talk you through. So ARPU for mobile, you can see the step up as part of H2 2023 that was on the back of the price increase and you see that then going down again in H1 2024.
That is as a result of a number of factors, not in the least the fact that we have a different inflow mix between the two flanker brands and that drives an ARPU compensation difference. Secondly, we have been selling, as André was alluding to Multi Mobile connected devices that of course come with the lower ARPU as well. And then thirdly, what we're seeing as we are adjusting our product bundles, we are including more usage in our bundle and as such there is an erosion of the underlying ARPU.
On fixed slightly different dynamics, but overall also a decline there. You can see the price increase had less of an effect as that was partially eroded by the right pricing of those customer bases. But as we were speaking about before, we already have around 88% of that customer base repriced and as such the further drag in the outer periods will significantly reduce. That does, however of course mean that in the overall financials, we'll still have some annualization impact in 24, but also in 25, but I'll speak about that in a second.
All right. So if we now zoom into the financials that are related to the non financials, we spoke about. A couple of things to highlight. I think first of all, you can see a sequential improvement in revenue where in 23 in the beginning you saw that declining revenue. Again as we were repricing those customer base is partially offset then by the growth in the flanker brands and B2B. And as we have implemented the price increase and we're seeing the tempering of the impact from the right pricing, revenue has actually turned positive.

I think what's important to note however here is that especially Q 4 2023 and you can see it in all metrics is elevated. That is because of three things. On the one hand and harmonization of accounting policy that was still sitting in 2022 and a number of one-offs that we had in 2023 combined with different seasonality between 22 and 23, mostly on the mobile hardware and usage revenues. And so therefore those one-off financials should be normalized between Q3 and Q4 and so on the back of that. And if you look at Adjusted EBITDA, you can see stable and actually slightly growing throughout the quarters again in part because of the price increase and that is lapping. But on the back of the price in the back of the efficiency program that we have implemented at the beginning of the year, the cost to capture that is falling away. And the inflation that is normalizing, we expect that to continue in the future.
Then lastly, when we zoom in on Adjusted EBITDA minus capex, I think you can clearly see the Adjusted EBITDA results falling through. But on top of that, there are two things. First of all, the cost to capture that is falling away and not equally throughout the quarters. And so therefore already having an elevated impact. And then secondly, there was different phasing, especially on the rollouts between 22 and 23, and so therefore again that elevated year over year growth that you're seeing is in part because of that and doesn't worry me in the total.
All right. So then let's finalize the present and let me walk you through the expected free cash flow of 360 to 370, which is the tightening of the previous guidance that we had given as part of Liberty Global under US GAAP. And I'll show you in a second what are all of the changes as we go from US GAAP as part of Liberty Global to IFRS as a standalone company.
Looking at the slides started at 353 million in 2023, again under US GAAP with the current cap structure of six times.
Then, as we have guided for stable revenue, which we are reconfirming together with operational improvements and cost savings to have a stable to low single digit EBITDA growth, again reconfirming our initial guidance then together with reduced capex on the back of reduced capex from the integration efforts, the transformation efforts and already the reducing of the CPE spend that we're doing as part of the migrations together still with a positive net working capital impact that we had because of the ERP integration that we did in 23.
Partially offset by approximately 10 million of one off cost in relation to the spinoff. Important to note there, those are the operational costs and not the advisory fees that we pay to our banks, our lawyers, our tax advisors amongst others that sits that sits outside of these numbers.
All right.
So with that, let me try to recap what changes as again we go from US GAAP to IFRS and what it impacts it has on the guidance. I think first of all, important to note that for our 2024 guidance, nothing changes up into OFCF because for those 10 million costs that we're speaking about before we are rebasing our financials.

Now, what does happen? Of course, is we go from Adjusted EBITDA that we were guiding on under US GAAP to Adjusted EBITDAaL where the leases are coming in as part of IFRS. That means that there is a number of movements that go from direct costs, how we accounted for it especially on the lease lines, how we accounted for it on the US GAAP to IFRS. That being, of course, outside of our Adjusted EBITDA, but then add it back, as part of the lease.
Capex doesn't change. And as I said, adjusted free cash flow tightened in the middle of the range as we are closer towards the end of this year.
All right, then let me talk through a couple of other things that are changing as part of the spinoff, André and Elmer spoke already about it. Firstly, the agreements that we have put in place with Liberty Global.
So first of all, let me talk you through the TSA and the FSA. Those are the biggest in numbers and quantum as well. The TSA being 76 million and the FSA around 5 million. I think important for everyone to note, those numbers are sitting in our financials today and nothing changes as such.
Furthermore, we don't see them as transitionary but as continuous because we will need to consume those services no matter what. Of course, as we go through time, we will evaluate whether Liberty Global will be the best partner for us to continuously provide them. And I feel that we have strong protection in place on our side to have continuous stability on it on the one hand, whilst having the rights to evaluate whether they are correctly priced going forward and on the FSA, what we're doing is leveraging the scale of Liberty Global by having implemented our accounting operations in the UK in our shared service center. And I think what we're seeing there is a very attractive price and cost efficiencies on the back of that and leveraging the scale benefits. Also, from a development perspective that they have there.
Then lastly, and those 30 million for the first year are outside of our current financials. And so therefore again will impact us next year going forward is the transitionary management service. Of course we are currently part of Liberty Global. We are ramping up the experience and the listening process has been a good lesson so far in building all of those standalone capabilities, but we'll continue over time to build them and we will continue to evaluate what is the more efficient way continuing to leverage Liberty Global or building them ourselves.
We are expecting that 30 million to gradually come down over five years and then after five years we'll have a renegotiation of whether we continue under that reduced service fee or potentially completely in source it ourselves.
I think less element, which again David raised earlier is the deleveraging. So at the moment under Adjusted EBITDAaL, the 6 billion of leverage that we have is approximately 5.9 times.
As part of the spin off, Liberty has committed to reduce that leverage by approximately 1.5 billion to 4.5 times, which is then at the higher end of our range. And as André spoke about before, on the back of the expected EBITDA growth and the remaining free cash flow after having paid dividends, we expect that to further decline overtime.
I think it is important to note a couple of things. First of all, that debt stack is fully swapped and hatched to 2029 with no maturities before 2028. Secondly, it is only at 3% and lastly again, what you can see is that even a large chunk of that debt maturities at 2031. Now, a couple of things are happening as part of that deleveraging of that 1.5 billion. So on the one hand, the free cash flow of course will be improved by the fact that we have reduced the interest payments, but there are two offsetting elements, one being very easy to follow, which is the lower tax yield on the back of lower interest payment. But the second element which happens is we're taking over the Finco structure that is currently part of Liberty Global and as part of this new parameter of us being stand alone, there is further tax dyssynergies that are coming from that. So those are all of the changes that are happening from the financials that we have reported so far and that we're guiding for 24 as we get into the future and then are guiding for 25 and onwards. So let's start there then.
Let me try to recap what you have heard so far and which will drive our FCF growth. So growth acceleration again as the main brand stabilizes and then grows combined with B2B and flanker brand, a stable opex base as we are taking the final bits of the synergies, we're implementing some of the AI cases and digitization cases in opex partially offset them by some expected inflationary growth and commercial investments to drive that growth. Together with the capital of a capex efficient structure as the transformation, the integration and the rollout of 5G is mostly behind us, together with a further deleveraging on the back of the access free cash flows after dividends. But then partially offset by the fact that we are becoming a taxpayer because in our current FCF numbers we pay very limited tax and that is still a benefit of the merger and the some of the elements that came as part of that. So on the back of that, we expect stable and solid FCF growth into the midterm.
So then let's go through the individual items of the guidance. You've seen that I think in the press release that we gave out earlier, but we expect revenue to be stable to low single digit growth in the midterm and for 25, we are still guiding for stable revenue.
I think it's important to highlight two elements that sort of drive that still stable 2025, where as we're seeing operational KPIs already improving.
2024 we guidance for stable, which had annualization of price increases in there and at the same time the negative impacts of the harmonization of the base. Whereas 2025 for now doesn't have any benefit from price increases but still sort of the final headwinds of the harmonization in there, so I would argue that organically the stable 2025 is already an improvement. And then as we go in time that further accelerates to up to low single digit growth as the main brand sort of delivers on its strategy of capturing more share of wallet and further to an improvements together with yallo and B2B.

Then on Adjusted EBITDAaL, a number of things are happening and I think we spoke about them all. But let me try to recap revenue on the one hand, stable to low single digit growth of course partially offset by the margin erosion that will come as we increase the share of whole bolt access. And as we said, we are currently at 50% I think important for everyone to note, our financials have 50% wholesale rates in there and what you saw as well is that up to 50% and even more of our growth, that mix is still ahead of HFC. And so therefore we expect a very slow erosion of that margin together with some operational improvement, mainly from again efficiency programs and digitalization, together with some AI cases.
And again, final synergies on opex, mostly on some of the legacy IT systems switch off and the head end integration that we're doing.
Capex currently at 16 to 18%, which still you can see that the cost to capture in that together with rollout and especially the IT harmonization as well for 2025, we already expect that to further improve as the majority of the cost to capture already falls away and then a further slight improvement as we finalize the 5G rollout and have the final tail of the integration on the IT side also behind us.
So that then finalizes the operational free cash flow and let me zoom in on the different elements that impact free cash flow below the operational performance. On the one hand, the deleveraging. Again, starting off with the 1.5 billion capital injection as part of the spin off already reducing leverage to 4.5 times and significantly reducing the interest payments that we're doing and the weighted cost of capital at 3% with fully hedged and swapped interest rates.
Because I think most of you are aware, but our debt set is fully in euro and dollars because that has so far proven to be the most efficient way and we have expect no refinancing in the next two years and so therefore stable free cash flow on that side with of course then further additional interest savings as we use the excess free cash flow to slightly reduce the absolute amount of leverage that sits on our business.
At the moment very tax efficient structure still as part of the merger as we go through time and our NOLs are running out and some of the amortization that we did as part of the merger are falling away, we expect to become a full taxpayer by 2028 with an effective tax rate of approximately 17% different to the 16% we saw earlier, but that has to do with that most of our assets sit in Zurich of the canton of Zurich and then together with the working capital that is positive in 24, we expect some final positive effects in 2025, but then expect to run the business on a net zero going forward. Where I think in the past you had you had some questions on the capex or the treatment of the leasing payments that we had in the past, that was as part of the initial IOUs that we signed with fiscal. Since then we have implemented two different contracts. On the one hand, a shorter-term leasing rate which is approximately 5 years and then thirdly usage of pay as you go and so therefore we don't expect further lumpy payments in the net working capital in relation to our leases into the mid-term.

All right, good. So then trying to recap all of what I just explained into free cash flow. So from the 370 that we're guiding for in 24, which has the 10 million of integration costs in there to above 410 million in the mid-term. As we significantly grow our operational free cash flow, but then of course partially being offset by the tax impact as we become an effective taxpayer. For 2025, we're guiding for 370 to 390, which is a step up of 24 and that is on the back of the operational free cash flow growth that we're expecting.
Then nicely summarized in the table. But let me focus on the dividend policy that André already spoke about before. So in 2025 over full year 2024, we're expecting to pay 240 million of dividend. We are there after targeting a progressive DPS policy, where we're expecting to pay up to 70% of our free cash flow as long as we stay in the current debt of the current leverage ratio of 3.5 to 4.5. And lastly, very important to note, the dividends are not subject to Swiss withholding tax for both Swiss and foreign investors for at least five years going forward.
Good. So with that, let me try to recap everything that we've heard so far, so stable financials over the last three years as we went through the merger, which is now behind us. Having created a stable platform for growth as we look into the future that is underpinned by solid operational performance over the last quarterly result that we just saw on the back of the price increases together with the improvements. Clearly defined levers to accelerate growth and improve our cash flow generation going forward, which then in the end will lead to attractive and progressive dividend policy.
So with that, let me hand you over to Alex, who will talk you through the transaction overview and the distribution mechanics of the actual spin. Thank you very much.

Alex Herrmann, Head of Investor Relations of Sunrise
Good afternoon. And also from my side, my name is Alex Herrmann and I'm in charge of investor relations at Sunrise. Let me walk you through the high-level summary of the spinoff structure.
First of all, we are very excited that Sunrise will be soon returning to SIX Swiss exchange. Sunrise will have two share classes as you can see on the slide here. The Class A shares with the nominal value of CHF 0.10 per share and the Class B shares with a nominal value of CHF 0.01 per share.
Three things to note here. First of all, according to Swiss law, there will be one vote per share. But as you can see from this slide, one Class B share will have 1/10th of the economic value and entitlement of one Class A share. Secondly, only the Class A shares will be listed on the SIX exchange and then thirdly, the Class B shares can be transferred into or exchanged into the Class A shares with a ratio of 10 to one.

Now in terms of timing? The spin-off to Liberty Global shareholders will be and that's subject to a number of factors. The approval by the Liberty Global shareholders at the special meeting and you should learn more about the exact date of that special meeting in due course. Subsequent to that, the spin-off is expected to be executed in the fourth quarter of this year. As has been previously announced and reconfirmed.
Now in terms of distribution mechanics for settlement related reasons, the Sunrise shares will initially be delivered to Liberty Global shareholders in the form of American Depositary shares. These are basically certificates representing ownership in the foreign company’s stock.
The Class A ADS will be listed on NASDAQ and tradable there. Both classes of ADS. So Class A and Class B ADS can be canceled and exchanged into online sunrise shares immediately post the spinoff. That then creates the link to the local exchange here in Switzerland.
Now, in this context, it's very important to highlight that it is the clear intent to establish the main trading liquidity of the Sunrise shares on the SIX exchange. For this reason, the listing of the Class A ADS on NASDAQ is only foreseeing for a transitory period of approximately 9 months post the spin-off. Also, there will be no fees charged for ages cancellations during the first three months post the spin off.
Now we appreciate that there are a number of questions relating to the exact mechanics and the details of the spin-off and at that stage I would like to refer again as Mike Fries did his intro video to the Q&A call scheduled for tomorrow evening Swiss time, which is supposed to go through more of the technical and legal related questions of the spin-off. And with that, I think I would like to hand over back to André and Jany for the final Q&A session.

Andre Krause, CEO of Sunrise
Thank you, Alex. And yeah, then we come to our final round of Q&A and we have the first question here on the 2nd row on the right.

Analyst from Barclays
Yeah. Hi there. Thanks. It's Maurice from Barclays. Just to let you touched before a bit about the synergies in terms of the extent to which there a tails winds in 24 and 25, could you just help us understand what is the tailwind 24 percentages? What will be the tailwind in 25? By the end of 24, how much of the total is 300 we deliver to be helpful. Thank you.

Jany Fruytier, CFO of Sunrise

Sure. So the 300 million contains a number of elements and I think it's important to start there. So it has top line synergies on the one hand, it has clear cost savings on the other hand, of course, and in the form of direct cost like the switch off of our mobile net of our MVNO cost or the DSL or fiber cost as we migrate customers to our fixed network combined with the typical opex synergies from harmonizing the brands, harmonizing the FTE basis and then with some capex savings.
But fourthly, an element of cost avoidance, because of course, as you do those integration plans, both underlying companies have growth plans, have growing cost and as part of the integration you are not subject to that growth. And so the 300 million combines of those four elements, when we look at the 2023 financials which are at 70%. We have the majority of the opex and capex savings in there. There is still some synergies to come on the migration of the customers mostly from DSL to HFC. And then what we're seeing as incremental synergies as we go from here into the midterm are the final DSL savings as we move customers over. The final savings on the IT transformation, but which are minor, one single digit opex savings and then some further capex savings as we harmonize the head ends. But then combined with top line and cost avoidance savings that are harder to track from a year over year perspective. So I think that is important to note and to qualify the tailwinds of those synergies as we go on.

Steve Malcom – Redburn Atlantic
Thanks. It's Steve from Redburn Atlantic. Just a couple of points of clarification please. Just on the tax, should we assume this sort of gradual phasing up to that full cash tax run around 2028? So some tax is 25, 26 and 27? And then just on the free cash flow guidance, I think you said it, but does that exclude the transitionary management cost of 30 million? So we have to take that off to get to the overall cash movement or is the 30 million included in the 370 to 390 million for next year?

Jany Fruytier, CFO of Sunrise
So first of all, indeed short answer on the tax is yes, 25 still very limited impact. But then as the NOLs and the amortization benefits fall away, we start to pay from 26 onwards and then you can expect that gradual growth first.
Then secondly, on the free cash flow guidance, yes, the current 360 to 370 exclude that 30 million, that 30 million come in next year as part of the 370 to 390. But that of course is offset by the fact that we have the interest savings as we run a debt stack which is 1.5 billon lower.
Correct, yes. It's including the guidance includes the 30 million for that.

Andrew Lee – Goldman Sachs
It's Andrew from Goldman Sachs. Just had a question on management incentives. How's that structured post spin off and maybe just factoring into that answer the question we had earlier in terms of the potential volatility of the shares, how that's fed into thinking about management incentives.

André Krause, CEO of Sunrise
All right. So the short term management incentive i.e. the annual bonus is actually linked to a cash payment, whereas the long term incentives are share settled. And as I said, there's a proposal of having a four-year TSR perspective, which then would have a cliff vesting onto the management incentive.

Andrew Lee – Goldman Sachs
And what's that predicated on in terms of all of the metrics?

André Krause, CEO of Sunrise
So looking at total shoulder returns, so it's looking at a starting valuation and then looking at what is the share price evolution plus the dividends. Right.

Andrew Lee – Goldman Sachs
What proportion is that of the metrics that you are using?

André Krause, CEO of Sunrise
100% that's it. That's all it is.

Vivek Khanna, Deutsche Bank
Hi, good afternoon, it's Vivek Khanna from Deutsche Bank. I had a quick question on your deleveraging profile. I think you've indicated that you know with the capital increase, it could be up to 1.5 billion of debt to be reduced as part of spin off. Multifold multi part question if I may. I guess the first one is off the 1.5 billion, how much of that is actual debt repayment and how much of that is potentially leaving some cash on balance sheet? So I guess that's the first part again one related to that is of the actual debt repayments that are going to potentially be made, do we have an idea as to what tranches will be addressed?
And then finally as a publicly listed company, what do you see the role of subordinated debt in your capital structure? Most people think it's bad to have yet the subordinated debt that you have, it is the cheapest subordinated debt out there and it's probably cheaper than secured debt too and as you said, all hedged and long duration. So some color as to how the 1.5 billion of debt reduction will be applied will be very helpful. Thank you.

Jany Fruytier, CFO of Sunrise
Let me take that one. Yes, all right. So on the 1.5, we are in the final process of looking at how to do that, but I would assume the vast, vast majority of that 1.5 to go to actual debt retirement. I won't give you an absolute number now because it has to do with the Q4 and Q1 phasing that we are then faced with in the event.
Secondly, if you think about whether to use unsecured debt going forward at the moment, if you look at it, the unsecured tranche of our debt is the last one time, (i.e.) the five to six times. The fact that we're going within that 3.5x to 4.5x would imply that we don't need that unsecured tranche, but I think it is as we then go and we look at the re-leveraging as we get into 27 and 28, we will evaluate what instruments are out there and what the optimal structure is. I think that is where we are at in terms of looking forward. I don't think we need it. Will we use it? It's dependent on the circumstances that will then be in the market. And then lastly, focusing on how we're going to retire that debt, I think we are again in the process of doing that. And so I can't speak before we have taken those decisions, but clearly we will look at maximizing yearly interest payments whilst not impacting the 10 year of the average debt where we currently have because if you zoom into the average debt 10 year, the longest dated debt clearly is at the highest interest cost. And so therefore we'll balance those out. And we potentially at that point even look at when retiring extending some of the debt. So those are all of the considerations that are currently ongoing and we expect to finalize this in the next 4 to 8 weeks as we get closer to the spin.

Analyst from Citigroup
Hello, this is Cindy from Citigroup. I just have a question on your operating leverage and mid term guidance because you clearly expect the revenue growth to improve, but then your guidance for your EBITDA is still low single digit with a flat opex. Just wondering why you're not assuming a better operating leverage jobs and you talk about that you could be increase the whole buy and maybe you can let us know what your basic assumption of that 50% increase to in the metric? Thank you.

André Krause, CEO of Sunrise
So operating leverage, so first of all, I would say we are expecting that we are first of all stabilizing and then returning to growth. So we are talking about 24 and 25 being the two years of stabilization mainly through the impact that we have on the fixed business in the main brand. Then beyond that we are of course seeing the growth opportunities that are sitting there. But we are also not expecting that we can neither take massive market share in a short period of time, nor to actually get into adjacent businesses with a massive swing. That's why we have a rather conservative outlook on where the top line growth is.
But of course, we'll see where there is market opportunity and when there is more growth momentum coming, we're happy to upgrade our guidance, but we don't want to of course needing to downgrade our guidance. So we are a bit conservative on the outlook, but reflecting also well the starting point and the uncertainties that we have as a business.

Jany Fruytier, CFO of Sunrise
And perhaps just one thing to add. And if that wasn't clear from the guidance, let me make that explicit. We do expect an acceleration as we go from revenue to EBITDA, right? So stable to low single digit and then the low single digits. And so clearly there is an acceleration. So partial offset in gross margin, but absolutely an acceleration on the EBITDA versus the revenue trajectory that we're expecting.

Analyst from Bank of America
Thanks. Thanks guys. David, from Bank of America, again, you haven't mentioned the rating agencies at all and what your ambition is for a credit rating and I guess because you are. Already partly wholesale, I suspect the metrics are already a little tighter and if you do go incrementally wholesale. It could go as low as 2X right to be investment grade. It might be two X net debt to EBITDA which looks unattainable on a 10 year view so, first of all is again is that a compromise to equity shareholders here? Because you're naturally putting a very good, very stable business into a low cost of capital market, but with a lot of leverage. So you might actually miss a lot of mandates because you're not investment grade. And then second of all, are we looking at a situation where we get 2028, your tax cost is rising, you're going to come out of the 3% hedge debt because of Liberty Global and probably going to have to pay higher than that. And we've got cash flow decline. So those two questions, please, why not? Why not think about the credit rating for business that's essentially low risk, low cost of capital market.

André Krause, CEO of Sunrise
So I would say first of all. You would probably agree that exchanging the debt that we have at this moment with equity would be a bad trade given the fact how cheap that debt is, right now, we are seeing opportunity to organically reduce their debt and the leverage that we have on the business going forward. We are observing of course the credit markets and where they are going. And the wholesale evolution will take very, very slow steps. It's not going to be a race that we're going to be a full wholesale business tomorrow.
And as I said, there's also the opportunity to actually counter that by the fact that we think there's also leverage on our end being a wholesale partner and a large wholesale partner, which potentially could pose the risk on our wholesale suppliers that we can overbuild ourselves at a certain moment in time that gives us leverage and gives us the opportunity to reduce the wholesale prices, prices overtime. So I'm not disagreeing with what you're saying, but I'm disagreeing with the pace that you are kind of underpinning. I think it's going to be a very slow and gradual movement overtime which will still give us plenty of opportunity to reduce leverage. And potentially refinance the debt stack at attractive terms going forward and that's what we are. What we are very much focused on. We want to tackle the rating agencies question.

Jany Fruytier, CFO of Sunrise
So, at the moment we're typically BB minus. I don't think we're let me rephrase and I don't think we are not intending to change that. I think even if you go to the 3.5 you have to go below 3 which again as you pointed out, and at least that's in your words that is not in the cards. If you look organically where the plan is guiding towards at the same time when we get to 27/28 and we have stepped down our leverage and we come from six times. So by then we will be substantially below, I think reminding you that the Swiss interest at the moment for the 10 year is already at O .5 again, so Fast forward two years down the line, nobody is able to say where interest rates are going to be by the by the fact that we are probably closer to two times lower leverage than what we currently are with interest rates. Again going back to O .5, there clearly might be some impact. But I think if you net it all out, probably much less substantive than what you were implying before. So therefore, I don't think it will be a massive impact as we get to 27/28. If I'm honest.

Analyst from Bank of America

So if cash taxes are stepping up and interest rates are stepping up will be confident that that long term free cash flow can still grow.

Jany Fruytier, CFO of Sunrise
I think look in the end if you, if you look at especially the 25 guidance of 370 to 390. To always above 410, one could argue that it's not massive net free cash flow growth to be extracted, whilst we are having all of the strategic plans that we laid out. So there is an implication there that the operational free cash flow is partly offset by those two elements. Now what my assumption in the plan is, is that the majority of that will actually be taxed. And not so much increased debt overtime because of all of the moving elements that we just spoke about.

Analyst from Bank of America
Great. Thanks guys. Thanks.

Polo Tang, UBS
Yeah. It's just one question. It's Polo Tang at UBS. Just talking about the headwinds going into 2025, because you've talked about the continuation of the UPC brand retirement. So I'm just trying to understand the timeline in terms of why it's still a bag into 2025, because my understanding was the retirement and the closure started end of 2022. So could you maybe just explain the timeline and give some sense in terms of quantum? In terms of how much the headwinds going to be. Thanks.

André Krause, CEO of Sunrise
So the main point here is really that you have seen the graph that was talking about the customer migrations, which is coming to completion by the end of this year, right. So while we have seen a lot of those migrations happening this year, those migrations have had an ARPU impact on this year, but it's a run rate impact that is continuing next year as well, and next year we are not having the benefit of the price rise which was helping at the first half of this year. And next year, we are benefiting, of course from better in year dynamics, which are helpful, but we still need to offset the if you want the remaining impact that is coming from that migration that happened this year. That's the reason why we see why we do see two stable each years rather than actually being able to ready grows next year. That's the main driver.

Jany Fruytier, CFO of Sunrise
I think the best way to think about this is if you look at the fixed ARPU dynamics in H1 and you look at the total ARPU decline that sits there offset by the 4% price increase that we did not on total revenue, but on subscription revenue, which we will actually disclose going forward, you can work out what your underlaying drag is and then on the back of that annualizing IE half of that drag going forward, I think that is the best way to triangulate the approximate impact in 25.

Audience Member
Yes, thank you very much indeed. So just three quick housekeeping questions. On the assumptions in your model. So the first one to follow on to vex question in the 370 to 390 free cash flow guidance for next year, what is actually assumed for gross debt repayment? It seems that could make us swing on interest of about 10 to 20 million. Secondly, I think under the way you do your accounting, you have the option to adjust your free cash flow based on vendor financing. What are your assumptions going forward each year around how you're going to use vendor financing? And thirdly, what's your base case assumption for the 2026 spectrum auction? You're expecting a one off bullet payment or are you expecting this to move towards annual license fees? Thank you.

André Krause, CEO of Sunrise
Should I take the spectrum first and then you answer the 1st 2 questions. So on spectrum we are potentially expecting to have a spectrum auction 27 or 28, so not in 26.
In the past there have been different forms in how spectrum has been paid. Back in 2012, we had a payment plan that was going over three or four years to actually pay the last spectrum auction was only at 89,000,000 back in 2018. That I think we have paid in one bullet, if I recall correctly now, what is important for that spectrum auction? As Elmar said earlier. We are not expecting and also the COMCOM has made an analysis of what was the interest in spectrum. There was no excess demand on spectrum at this moment which all speaks for a simple prolongation of the existing spectrum. There's, I think a very broad industry consensus amongst the three operators that nobody really has the intention on that existing syndrome to rock the boat. Everybody wants to redeploy or continue to deploy the same sort of spectrum that is existing which all speaks for a simple prolongation fee. Instead of an auction if there was an auction given, there is no unlikely to be any excess demand, it probably would end up with the reserve prices and then on payment terms, I think it's too early to talk about that. Depending on the quantum, we either would do that in a in a single payment, or we would ask COMCOM to actually also have a certain payment over a certain period of time that can be, I think, negotiated with the authorities.

Jany Fruytier, CFO of Sunrise
Right. So first, perhaps then, tackling the interest savings, as I said, starting off with the fact that the majority of the 1.5 billion capital injection will be going to debt retirement at a 3% cost of debt that is actually closer to 45 million. Of course then offset by the tax shield that we're losing. And the fact that we have incremental tax burden by being a standalone parameter, but we still talk above 30 million as a net saving because of that on the one hand.
But then, of course, on the other hand, the incremental costs that are coming in of the stand alone charge that we get from Liberty for the transitionary services. So that is how one should think about those two elements impacting our free cash flow.
Then secondly, when we go to vendor financing, I think general statement as I said before, net working capital in 24 is meaningfully around 25,000,000 positive significantly but still significantly reducing, but still slightly positive for 25 and then flat throughout
Now in that networking capital, there is of course a number of things happening. One is vendor financing, the other one is the leasing payments. And then of course our normal customer and supplier cycles that are running through there. What we are guiding for is a stable networking capital throughout the period where we'll over time use those different elements to get to that 0.
So that is the high level answer and then going into vendor financing, what we are expecting throughout the period is to be around the 300 million that we are currently having in our financials. It's an effective way to short term absorb shocks in our net working capital, but it is slightly more expensive debt than some of our longer term debt. So therefore. Again, longer term, it's a helpful additional instrument, but I won't think of it as a primary instrument that we will be using.

Josh Mills, BNP PARIBAS
Thanks very much. It's Josh Mills from BNP Paribas. Again as once come back to how the network strategy relates to the financial guidance and if we take you at your word there over the next three to four years, there's no need for fiber builds. The debate will come down to the wholesale relationship and how much more you need to rely on that.
So my questions are what's the average cost per line you're paying today and what are you assuming going forward in terms of cost inflation either due to the contract you have in place with Swisscom or the fact that it costs more to transition up to the higher bandwidth and faster speeds?

And secondly, if you can maybe use a bit more color on how much of the network you expect to be wholesale rather than on net by the end of the guidance period is to help us with the modeling would be helpful.
And then finally, Andrew, you referenced a few times that if it did come to the point where you had to have that discussion with Swisscom, your very large wholesale revenue stream. Offers quite a lot of leverage, but aside from working with Swiss companies, you don't build fiber what are your other options? Can you do more with the Swiss fiber net guys? Can you go out and do joint ventures? I mean, you obviously have a big ticket there to work with, but they have the most the largest fiber network in place today. So are there any inorganic options you could use if you had to have those negotiations? Thanks.

André Krause, CEO of Sunrise
All right. Let me maybe start with the with the last question first.
So I think building up a large or larger wholesale business with Swisscom over the longer term, I think that's for sure the strongest leverage that we have to renegotiate prices as we go along.
May there be other opportunities inorganically? That depends. We have of course today the existing 40% footprint. And roughly 70% of that is actually in has dual opportunities. So there is not only Swisscom, but there's also local utilities. So far, these local utilities have not been interested in actually selling off those assets. Well that is sustainable over the long term. We have to see. That may be an opportunity and we of course. Also we cannot at this moment in time, have any guess of where that would be attractive or not, but it's something that could open up. There's also always a number of external financing partners that is trying to find inroads into Switzerland trying to exploit wide sport opportunities not covered by Swisscom. And of course, there may be also the discussion to find other financial models with Swisscom’s other than a plain wholesale opportunity. But none of that is actually baked in and we are not betting on those. I think our clear plan is to follow the strategy of firstly having a strong HFC network that we have doubled down on, which I think for the guidance period will give us lots of stability on the HFC footprint and an opportunity to even further increase the amount of customers we have on that
If demand for FDDH is growing and that probably will be growing over the mid to long term. We have a great setup to actually benefit from that. Our wholesale arrangements depend on the structure that we have. We have IOU agreements. On layer one, but we also have BBCS like agreements on layer 3. There's a pretty big price differential between the two. We so far have also not given a volume commitment on any of the new footprint that Swisscom is building for exactly that reason, because we want to understand the dynamics and we want to utilize our negotiation leverage for the moment when it actually matters most to us.

And I would not be able to actually give you a number on indication what our wholesale percentage would be by the end of the guidance period. I don't know. Jany, have we ever calculated that item?

Jany Fruytier, CFO of Sunrise
Look, I think two things to add, but I agree with everything André said. First of all, again, think about we have currently four different types of wholesale agreements, 3 with Swisscom, one with the utilities over the last two years, the average cost per overall wholesale line has actually gone down. As we have migrated people away from legacy copper, which was quite expensive on a pay as you go. This is migrating to longer term IRU, so it's actually on an average basis gone down rather than going up first. I think secondly to note, 50% approximately of our base is still on wholesale, not all on fiber, still a meaningful part on DSL which we will be offloading into the future i.e. a reduction of those costs partially then offset of course by an increase of fiber as you saw from the slide, 50% penetration approximately which 50% share in the gross adds, so if you were to mix, if you were to model debt going forward, you talk about perhaps low single to really single digit percentage points per year that you go for in time. So I don't think it's three to four years that was guided earlier, but we talked probably 5 to 10 years where it becomes a meaningful difference in our penetration. If you just do that math, of course that is on the back of 40% network overview that is going to go to 60, so perhaps then the share of gross sets will change over time, but that I think is very difficult for now to forecast all to say that given the starting base of already a meaningful part of our cost on wholesale, but partially copper partially fiber, those two different mechanics against each other plus the ingoing dynamics of the gross that mix. Means that we really expect a relatively minor impact, not just three to four years, but five to seven and perhaps even longer.

Analyst from Morgan Stanley
Thank you very much. I wanted to ask you about your risk assessment to the plan presented today. Given the leverage, the starting point, I think it's an important discussion to have. You have presented the different components contributing to the free cash flow growth. So there is supplying growth, there is opex optimization, there is capex though still raging and the tax impact looking at these different components, where do you see most of the risk? What are the variable adjustments? And also I wanted to ask you, have you baked at all any headroom in the guidance to have flexibility down the road? Thank you.

André Krause, CEO of Sunrise

Well, you would expect us to have some headroom baked into the guidance numbers and of course that is the case looking at the plan where always naturally sits, the biggest risk is actually everything that is market facing where we have to deal with competition and for example, stuff that is currently being built and not yet to market where we don't really know how the success of it looks like. So all of the new adjacent services for example. That, of course, does have a higher degree of risk than all of the selling of existing core products that we have on the connectivity side, which actually still gives us lots of opportunity to win market share and to cross sell onto our customers. But on those adjacent services in regards to timing and success and margins that we can drive, of course there's it's naturally higher uncertainties in those numbers.
Hence, we have also taken quite some haircut on the expectation of what that can deliver and for that very reason, I would say, I think we have a plan that we are fully standing behind and that we have carefully crafted. Also in terms of head rooms for operating over the over the next couple of years.

Jany Fruytier, CFO of Sunrise
I think one thing to add to what André said, it is of course if you look at the guidance, there is meaningful OFCF growth in the plan which we have haircut. But if as André said, we don't know the future, we'll do our best to deliver. But clearly external market instances can change.
The positive for us, if you will, is that that is largely offset by the increase of tax. Now the good thing about that is, is that as potentially your operational growth is not as big as we expect, the tax burden that comes with that is also not as big and that is of course not a one-to-one trade off, but in the guidance as we have given it with the 410 as a result, from a free cash flow which then drives dividend, there is some room because those two elements of course play against one another as by nature.

André Krause, CEO of Sunrise
All right. That concludes our Q&A session. Thank you very much, Jany, and well, there was a lot of content this afternoon, so let me quickly recap what you offered today and what you probably take away from this conversation today.
You saw that chart at the very beginning, and I was talking about these are the main levers that we have going forward in order to drive attractive and progressive shareholder returns.
So let me recap.
We're operating in Switzerland, which is an attractive macroeconomic environment, often referred to as a safe haven. Secondly, within that market, we have an effective telecoms market 8.1 billion, three players and plenty of opportunities for us to further take share. Given from where we come from, we are premium and scale challenger well positioned. And we have 30% market share. So we are at scale, but we still have opportunity to drive more scale going forward and win share.
We have world class network infrastructures on the mobile side and we have a unique hybrid fixed net strategy that allows us to serve customers with Gigabit speeds everywhere in Switzerland.
While our business has been stable throughout the integration phase with a number of headwinds that we have been going through that time, we have seen cash flow generation accelerating and given the clear growth plan that we have in front of us and that we've talked about today, we are confident that we can drive free cash flow growth going forward, which will allow us to drive progressive dividends and as such attractive shareholder returns.
So with that, we're coming to the end of the presentation. We've talked about our brand ambassadors earlier today. And we talked about Roger Federer and Marco Automat.
And I don't want to let you go without showing you one commercial that was very successful at the beginning of this year, which essentially was the first commercial that Roger and Marco did together and we're going to have a sequel to that that comes next week. And we're also going to show you today first the teaser of that new one, so take a look at how we are presenting our ambassadors in the Swiss market.
Yeah. So stay tuned. The new campaign will start next week, and I can promise you it's going to be quite interesting and attractive and funny. So thank you very much for joining today.
This concludes our first Capital Markets day. I really would like to thank the entire team that has worked very hard in the last couple of weeks to prepare the materials, prepare the technical set up and running all the operations for that. So thanks to the entire team.
And I'm sure we're going to see you quickly again soon. Thank you.

[END OF TRANSCRIPT]

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